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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               UNILAB CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               UNILAB CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   904763208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                               DAVID W. GEE, ESQ.
            EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               UNILAB CORPORATION
                          704-228TH AVENUE N.E., #362
                          SAMMAMISH, WASHINGTON 98074
                                 (425) 898-3100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                               LOU R. KLING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

          References to this "document" or this "statement" mean this Solicitation/Recommendation Statement on Schedule 14D-9, together with all of the exhibits and schedules hereto.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this statement relates is Unilab Corporation, a Delaware corporation. The address of the principal executive offices of Unilab is 18448 Oxnard Street, Tarzana, California 91356. The telephone number of the principal executive offices of Unilab is (818) 996-7300.

     The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share of Unilab, which is referred to in this document as the Unilab common stock. On May 14, 2002, there were 33,573,700 shares of Unilab common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Unilab, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the offer by Quest Diagnostics Incorporated, a Delaware corporation, through its wholly owned subsidiary, Quest Diagnostics Newco Incorporated, a Delaware corporation, which is referred to as the "Purchaser", to exchange each issued and outstanding share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to the limitation described below or (ii) 0.3256 of a share of Quest Diagnostics common stock, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated May 15, 2002, and the related letter of election and transmittal. The transactions described above and in the immediately following paragraph are described in more detail in a Registration Statement on Form S-4 that Quest Diagnostics has filed on the date hereof with the Securities and Exchange Commission, or SEC. Quest Diagnostics and Purchaser also filed with the SEC on the date hereof a tender offer statement on Schedule TO relating to the transactions described above and in the immediately following paragraph. The terms and conditions of the offer are set forth in Quest Diagnostics' prospectus, which is part of the registration statement, and which, with the related letter of election and transmittal, together constitute the "offer." The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the expiration of the offer elect to receive cash in exchange for their shares of Unilab common stock in the offer.

     The offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 2, 2002, among Unilab, Quest Diagnostics and the Purchaser. The merger agreement provides, among other things, that as promptly as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement and the completion of the offer, and in accordance with the Delaware General Corporation Law, or DGCL, either Unilab will be merged with and into the Purchaser with the Purchaser surviving the merger as a wholly owned subsidiary of Quest Diagnostics or, depending on certain tax circumstances, the Purchaser will be merged with and into Unilab with Unilab surviving the merger as a wholly owned subsidiary of Quest Diagnostics. Either such alternative is referred to in this document as the merger. Unilab or the Purchaser, as the case may be, as the entity surviving the merger, is sometimes referred to in this document as the "surviving corporation." At the effective time of the merger, each share of Unilab common stock then outstanding (other than shares of Unilab common stock held by Quest Diagnostics or the Purchaser, shares held by Unilab as treasury stock and dissenting shares, if applicable) will be converted into 0.3256 of a share of Quest Diagnostics common stock. Copies of the merger agreement and the amendment thereto are filed with this document as Exhibits (e)(1) and (e)(2), respectively, and are incorporated herein by reference.

     As set forth in the prospectus, the principal executive offices of Quest Diagnostics and the Purchaser are located at One Malcolm Avenue, Teterboro, New Jersey 07608.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between Unilab or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information

Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this document and is incorporated herein by reference. Except as described in this document, including in the exhibits and in the Information Statement, or as otherwise incorporated into this document by reference, to the knowledge of Unilab, as of the date of this statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Unilab and its affiliates and (i) Unilab's executive officers, directors or affiliates or (ii) the Purchaser, Quest Diagnostics or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The summary of the merger agreement and the description of the conditions of the offer contained in the prospectus, which is filed as Exhibit (a)(1) to this document and which is being mailed to Unilab stockholders together with this document, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement and the amendment thereto, which have been filed as Exhibits (e)(1) and (e)(2), respectively, to this document and which is also incorporated herein by reference.

THE STOCKHOLDERS AGREEMENT

     On April 2, 2002, Kelso Investment Associates VI, L.P. and KEP VI, LLC, which are referred to in this document as the Kelso stockholders, entered into a stockholders agreement with Quest Diagnostics and the Purchaser. The summary of the stockholders agreement contained in the prospectus, which is filed as Exhibit (a)(1) to this document and which is being mailed to Unilab stockholders together with this document, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the stockholders agreement, which has been filed as Exhibit (e)(3) to this document and which is also incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS

     Certain members of Unilab's management and the Board of Directors of Unilab may be deemed to have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of Unilab stockholders generally. The Unilab Board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. Interests which may be considered to be different from, or in addition to, interests of Unilab stockholders generally are described below.

     Stock Options

     Generally, the merger agreement provides that all outstanding unvested service stock options and most outstanding performance stock options granted under Unilab's stock option plans shall become vested and exercisable as of, and contingent upon, the consummation of the offer. In order to allow Unilab stock option holders to tender into the offer the shares that are subject to their options, Unilab will allow option holders to exercise the options prior to the consummation of the offer. However, these option exercises will be contingent upon the consummation of the offer. As a result, unvested service options and the last tranche of the performance options will become vested and exercisable. The unvested service options would have vested and become exercisable with continued employment or service. The last tranche of the performance options -- the first two of the three tranches of performance options granted under the plan are already vested and exercisable -- would have become vested and exercisable with continued employment or service and if the average closing price of Unilab common stock over a six-month calendar period was at least $27.88 and at least $23.70 on the last day in such six-month period. The merger agreement also permits Unilab to remove transferability and certain other restrictions that would have attached to the shares acquired upon exercise of options granted under the Unilab stock option plans.

     As a result, optionees, including executive officers and directors of Unilab, may exercise options they hold, and like other Unilab stockholders, tender the acquired shares into the offer and elect cash or Quest

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

Diagnostics stock. In addition, Quest Diagnostics has agreed to establish a "cashless exercise" procedure to enable optionees who elect only the cash consideration to exercise their Unilab stock options for purposes of tendering the acquired shares into the offer without having to pay the exercise price or applicable payroll and withholding taxes due upon exercise of the options. The proceeds received in respect of such a cashless option exercise will be net of the exercise price and applicable payroll and withholding taxes. Quest Diagnostics also plans to establish a similar cashless exercise procedure for Unilab option holders who do not elect to receive solely the cash consideration. If Quest Diagnostics establishes such a cashless exercise procedure, Unilab option holders will be required to provide irrevocable instructions for a market order to sell a sufficient number of shares of Quest Diagnostics common stock to pay the exercise price and applicable payroll and withholding taxes.

     Options which remain outstanding immediately prior to the merger will be converted into Quest Diagnostics stock options. Each converted Unilab stock option will be exercisable for that number of Quest Diagnostics shares, rounded to the nearest whole share, equal to (a) the number of Unilab shares subject to such Unilab stock option multiplied by (b) 0.3256, and at a price per share equal to (y) the option exercise price per Unilab share subject to such Unilab stock option in effect immediately prior to the effective time of the merger divided by (z) 0.3256.

     The following table sets forth, with respect to each of Unilab's executive officers and non-employee directors (as a group), (1) the number of shares subject to unvested options held that will become vested and exercisable upon the consummation of the offer, (2) the weighted average exercise price of such options, and (3) the aggregate value of such options based upon a per share price of $26.50 for Unilab common stock (i.e., total stock value less aggregate exercise price).

                                            OPTIONS WHICH
                                               BECOME       WEIGHTED AVERAGE   AGGREGATE VALUE
                                             EXERCISABLE    EXERCISE PRICE $    OF OPTIONS $
                                            -------------   ----------------   ---------------
Robert E. Whalen..........................     230,155            5.93            4,734,288
Brian D. Urban............................     150,155            8.16            2,754,438
R. Jeffrey Lanzolatta.....................      88,225            9.72            1,480,538
Emmett Kane...............................      70,598            8.77            1,251,703
David W. Gee..............................      74,834           10.42            1,195,829
C. Michael Hanbury........................      38,973           11.08              601,124
Paul T. Wertlake..........................       2,955            5.93               60,784
Non-Employee Directors as a Group.........           0               0                    0

     As described in more detail in the Information Statement attached as Annex A, Messrs. Whalen and Kane have agreed that 60% of the last tranche of their performance stock options will be cancelled if the offer is consummated. These options have a per share exercise price of $5.93, and based on a Unilab common stock price of $26.50, Mr. Whalen's cancelled options would have a value of approximately $2,766,000 (i.e., total stock value less exercise price) and Mr. Kane's cancelled options would have a value of approximately $415,000.

     Employment Agreements with Messrs. Hanbury and Wertlake

     Mr. Hanbury is a party to an employment agreement with Unilab dated as of March 16, 1998. Mr. Hanbury's current annual base salary is $190,000, and he is also eligible for bonuses if performance targets are achieved. In 2001, he received bonuses totaling $116,250. If Mr. Hanbury's employment is terminated without cause, he is entitled continued payment of his salary for twelve months. Dr. Wertlake is a party to an employment dated as of October 23, 1995. Dr. Wertlake's current annual base salary is $240,196 and in 2001 he received a bonus of $31,250. The term of the agreement is automatically extended on each October 23rd by one year and in the event of a change of control will be automatically extended for two years. The consummation of the offer will constitute a change in control for purposes of Dr. Wertlake's employment

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

agreement. If Dr. Wertlake's employment is terminated without cause following a change in control, he is entitled to continued payment of his salary for twenty-four months.

  Employment Agreements

     On April 2, 2002, Messrs. Whalen, Urban, Kane and Gee entered into new employment agreements which will become operative and supersede their current employment agreements on the date Quest Diagnostics purchases Unilab shares that have been tendered into the offer. The new employment agreements are summarized in the Information Statement that is attached as Annex A. The summary of the employment agreements is qualified in its entirety by reference to the employment agreements, which have been filed as Exhibits (e)(4), (e)(5), (e)(6) and (e)(7) to this document and which are also incorporated herein by reference.

     Employee Benefits Matters

     From and after the effective time of the merger, Quest Diagnostics will cause the surviving corporation and its subsidiaries to honor in accordance with their terms, all Unilab plans, programs and arrangements as in effect immediately prior to the effective time of the merger that are applicable to any current or former employees or directors of Unilab. Unilab employees will receive full credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Quest Diagnostics or any of its subsidiaries for their service accrued or deemed accrued prior to the effective time of the merger, except that the crediting of service will not operate to duplicate any benefit or the funding of any such benefit. In addition, Quest Diagnostics will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Quest Diagnostics or its subsidiaries, and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Unilab employees in the calendar year during which the merger occurs.

     Directors' and Officers' Insurance; Indemnification

     The merger agreement provides that, for a period of six years from the effective time of the merger, the surviving corporation will maintain directors' and officers' liability insurance covering those persons who were covered under the directors' and officers' liability insurance policies maintained by Unilab as of April 2, 2002 with respect to matters occurring before the effective time of the merger. Quest Diagnostics may substitute policies of at least the same dollar limit coverage containing terms and conditions that are not, in the aggregate, less favorable. Quest Diagnostics and the surviving corporation will not, however, be required to pay annual premiums to procure such coverage in excess of 250% of the last annual premium paid by Unilab under the policies currently in effect. In the event the amount of the premiums necessary to maintain or procure such insurance coverage exceeds such maximum amount, the surviving corporation will maintain or procure, for such six-year period, the most advantageous policies of directors' and officers' insurance obtainable for a premium equal to that maximum amount.

     In the merger agreement, Quest Diagnostics and Purchaser have also agreed that the certificate of incorporation of the surviving corporation will contain provisions no less favorable with respect to indemnification for matters occurring prior to the effective time of the merger than the provisions set forth in Unilab's certificate of incorporation and by-laws on the date of the merger agreement. These indemnification provisions in the certificate of incorporation of the surviving corporation will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were directors, officers, employees or agents of Unilab, unless such modification is required by applicable law. The merger agreement also provides that the certificate of incorporation of the surviving corporation will contain provisions no less favorable with respect to indemnification for matters occurring from and after the effective time of the merger than as were set forth in Quest Diagnostics' certificate of incorporation as in effect on April 2, 2002.

     In addition, the merger agreement provides that the surviving corporation will, for a period of six years from and after the effective time of the merger, indemnify to the fullest extent permitted by Delaware law on the date of the merger agreement those persons who, at or prior to the effective time of the merger, were officers or directors of Unilab, or who served on behalf of Unilab as an officer or director of any of its current or former subsidiaries, against all expenses (including attorneys' fees), losses, claims, damages, judgments, fines and amounts paid in settlement that are actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, in any case arising from acts and omissions which occurred prior to the effective time of the merger and that related to such persons' service as officers and directors of Unilab or any of its current or former subsidiaries at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement.

     Park Avenue Engagement

     Unilab engaged Park Avenue Equity Management, LLC to provide it with financial advisory services in connection with its negotiations with Quest Diagnostics. Pursuant to an engagement letter entered into between Unilab and Park Avenue, Unilab will pay Park Avenue a fee of $3.0 million for its services upon consummation of the merger. Unilab has also agreed to reimburse Park Avenue for certain expenses incurred in connection with rendering its services, including fees and disbursements to its legal counsel. Unilab has also agreed to indemnify Park Avenue and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws, incurred in connection with its engagement. James R. Maher, a member of Unilab's Board of Directors, is a partner and controlling person of Park Avenue.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on April 1, 2002, the Unilab Board of Directors by a unanimous vote of those directors present and voting (with James R. Maher recusing himself in light of his relationship with Park Avenue Equity Management, LLC, financial advisor to Unilab) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the merger agreement, including the offer and the merger, are fair to and in the best interests of Unilab and its stockholders. THE UNILAB BOARD RECOMMENDS THAT UNILAB'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF UNILAB COMMON STOCK PURSUANT TO THE OFFER.

     A letter to Unilab's stockholders communicating the Board's recommendation and a press release announcing the execution of the merger agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

BACKGROUND

     Over the last several years, a small number of laboratory service providers (including Quest Diagnostics) have expanded their geographic presence throughout the United States in an attempt to provide "seamless" nationwide coverage, which those companies believe would be more attractive to large customers such as managed care providers.

     As part of the continuous evaluation of its businesses and plans, Unilab regularly considers a variety of strategic alternatives. As part of this process, Unilab's management periodically evaluated various alternatives for expanding its clinical laboratory testing business both within and outside the state of California, the state within which Unilab primarily conducts its business, including through acquisitions of other laboratories. Between November 1998 and May 1999, Unilab completed two significant acquisitions which strengthened its position in California.

     Following the recapitalization transaction in 1999 pursuant to which affiliates of Kelso & Company acquired approximately 84% of Unilab's common stock, Unilab's Board of Directors continued its focused

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

review of the company's growth possibilities. The review was based on the Board's belief that it needed to maintain an ongoing proactive effort to address future value enhancement for the benefit of Unilab's stockholders. As part of this value-enhancement effort, Unilab completed two additional acquisitions in 2000 which further increased its position in the state of California. The Board and management also explored a number of other acquisitions and opportunities to fuel Unilab's growth.

     In February 2000, Robert E. Whalen, Unilab's Chairman and Chief Executive Officer, other members of Unilab's senior management and representatives of Kelso met with Robert A. Hagemann, Quest Diagnostics' Chief Financial Officer, other members of Quest Diagnostics' senior management and representatives from Quest Diagnostics' financial advisors, Merrill Lynch & Co. The parties discussed a potential transaction between Quest Diagnostics and Unilab involving the combination of the California operations of Quest Diagnostics with Unilab.

     During the period from February 2000 through October 2000, there were periodic contacts between representatives of Quest Diagnostics and Unilab to discuss potential transactions between the two companies.

     In early January 2001, Mr. Whalen, other members of Unilab's senior management and representatives of Kelso met with Mr. Hagemann and several members of Quest Diagnostics' senior management. At the meeting, Quest Diagnostics and Unilab executed a confidentiality agreement. Also at the meeting, Unilab provided financial information to Quest Diagnostics and representatives of Quest Diagnostics conducted a preliminary due diligence examination of Unilab.

     Following the meeting, in a proposal communicated to Michael B. Goldberg and David I. Wahrhaftig, members of Unilab's Board of Directors and principals of Kelso, Mr. Freeman indicated Quest Diagnostics' interest in acquiring Unilab. Unilab's Board determined that the terms of the proposal were inadequate. Shortly thereafter, Mr. Goldberg communicated to Mr. Freeman a counterproposal to Quest Diagnostics' earlier offer. The valuation levels discussed between the parties at that time were, on a per share basis, lower than the per share consideration that is payable to Unilab stockholders in the offer and the merger. Several weeks later, Mr. Freeman informed Mr. Goldberg that Quest Diagnostics' proposal to acquire Unilab had been withdrawn.

     In April 2001, Unilab's Board authorized Mr. Goldberg to initiate contact with Laboratory Corporation of America Holdings, which is referred to as LabCorp, a laboratory services provider with a market capitalization at such time of approximately $4.6 billion, to explore LabCorp's interest in engaging in a transaction with Unilab. Mr. Goldberg contacted Thomas McMahon, LabCorp's Chairman and Chief Executive Officer, to discuss a possible transaction. After considering the matter for several weeks, Mr. McMahon later advised Mr. Goldberg that LabCorp was not interested in exploring a potential transaction with Unilab at that time, but the two agreed to speak again at a later undetermined date.

     In May 2001, representatives of Unilab and Quest Diagnostics again met to discuss the operations and financial performance of their respective companies. No formal discussions between the parties concerning the terms of a potential transaction between the companies took place at the meeting, no timetable for future meetings was established nor were there any assurances given by either party that any further discussions between the parties would take place.

     On June 6, 2001, Unilab sold approximately 6.7 million shares of common stock at $16.00 per share in an initial public offering. Following the offering, Unilab continued to explore opportunities to expand its market leadership in California clinical laboratory testing and to consider selected opportunities in other U.S. markets. In July 2001, Unilab completed the acquisition of another clinical laboratory services provider in California.

     On October 6, 2001, a secondary offering of approximately 8.0 million shares of Unilab's common stock was consummated.

     Following the public offerings of Unilab's stock, Unilab's Board of Directors continued to explore opportunities to maximize stockholder value by evaluating opportunities to expand Unilab's business both within and outside of California, through strategic acquisitions or otherwise.

     In late October 2001, Mr. Whalen again met with Mr. Freeman to discuss a potential transaction between their respective companies. Mr. Whalen reported the results of this meeting to Unilab's Board of Directors at a regularly scheduled meeting in early November 2001. The Board authorized Mr. Whalen to continue discussions with Quest Diagnostics in order to pursue a transaction between the parties.

     On November 20, 2001, Quest Diagnostics and Unilab entered into a mutual confidentiality agreement in order to facilitate an exchange of information between the companies. Following the execution of the confidentiality agreement, Unilab provided additional financial information to Quest Diagnostics in order to assist Quest Diagnostics and its advisors in evaluating a potential transaction between the companies. During this time, representatives of Unilab and Quest Diagnostics held several discussions concerning the cost savings that might be realized by such a transaction.

     In late November 2001, Unilab engaged James Maher, a partner at Park Avenue Equity Management and a member of Unilab's Board, to negotiate the terms of a potential transaction with Quest Diagnostics.

     In January 2002, Mr. Goldberg telephoned Mr. McMahon at LabCorp to inquire as to whether LabCorp might be interested in renewing discussions concerning a possible transaction with Unilab. Mr. McMahon did not express such an interest at that time.

     In early January, members of senior management of Quest Diagnostics met with members of senior management of Unilab to further discuss and analyze the financial information that Unilab had provided in November, and to discuss Unilab's recent financial performance. During this meeting, Unilab also provided Quest Diagnostics with financial projections for fiscal 2002 which reflected projected revenues of $428.6 million and projected EBITDA of $90.8 million, which was consistent with guidance Unilab had previously provided publicly. On January 8, 2002, Mr. Freeman and Mr. Whalen met in Los Angeles. During this meeting, Mr. Freeman advised Mr. Whalen of the strategic benefits that he believed could be realized in the event of a business combination transaction between Quest Diagnostics and Unilab.

     Following his meeting with Mr. Whalen, at the suggestion of Mr. Whalen, Mr. Freeman contacted Mr. Maher to request a meeting to discuss the merits of a possible business combination transaction between Quest Diagnostics and Unilab and the valuation for such a transaction.

     On January 14, 2002, Mr. Freeman and Mr. Maher met at Mr. Maher's offices in New York City. During this meeting, Mr. Freeman and Mr. Maher discussed, on a preliminary basis, the merits of a potential business combination transaction between Quest Diagnostics and Unilab and the potential benefits that could be realized by the stockholders of both companies in the event of such a transaction. Mr. Freeman also communicated to Mr. Maher Quest Diagnostics' initial proposal for a transaction, in which Quest Diagnostics would acquire all of the outstanding capital stock of Unilab at a price of $26.00 per share, payable solely in shares of Quest Diagnostics stock. Mr. Maher informed Quest Diagnostics that the proposal received by Unilab was not sufficient, and indicated that Unilab was interested in a transaction with a significant cash component and a higher per-share price.

     During the period from January 16, 2002 through February 8, 2002, representatives of Quest Diagnostics, including Mr. Freeman, engaged in various discussions with Mr. Maher regarding the proposed business combination, including discussions regarding the form of consideration, transaction structure and the transaction process.

     At a meeting of the Board of Directors of Unilab on January 31, 2002, Mr. Maher updated the Unilab Board on the status of the negotiations with Quest Diagnostics, and the Unilab Board instructed Mr. Maher to continue negotiating the terms of a potential transaction with Quest Diagnostics.

     On February 7, 2002, Quest Diagnostics announced that it had entered into a definitive agreement to acquire American Medical Laboratories, Inc. ("AML"), a provider of clinical laboratory services in the Nevada and greater Washington, D.C. areas. Following the announcement of the transaction between Quest Diagnostics and AML, Mr. McMahon contacted Mr. Goldberg to schedule a lunch meeting to renew discussions concerning the possibility of a transaction between Unilab and LabCorp. Messrs. McMahon and Goldberg scheduled a meeting for several weeks later.

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

     On February 8, 2002, Kenneth Finnegan, Quest Diagnostics' Vice President, Business Development, delivered a draft proposal to Mr. Maher setting forth the general terms upon which Quest Diagnostics would be willing to proceed with an acquisition of Unilab, including the terms relating to value, transaction structure and transaction protection measures. Quest Diagnostics' proposal involved the acquisition of Unilab pursuant to a cash election exchange offer, with a back-end merger for the same consideration, for $26.50 per share, with a minimum of seventy percent of the consideration to be in the form of Quest Diagnostics common stock. The terms of the proposal were also conditioned on the total transaction-related fees payable by Unilab not exceeding $12 million.

     In addition, also on February 8, 2002, Mr. Freeman advised Mr. Whalen of the general terms of a proposed employment arrangement between Mr. Whalen and Quest Diagnostics in the event of consummation of the proposed transaction.

     Following a discussion of Quest Diagnostics' proposal with members of Unilab's Board and management and with Skadden, Arps, Slate Meagher & Flom, LLP, Unilab's outside legal counsel ("Skadden, Arps"), Mr. Maher indicated to Quest Diagnostics that Unilab was unwilling to commit to an exclusivity period for a transaction on the terms proposed by Quest Diagnostics, including the requirement that Unilab's significant stockholder, Kelso, be committed to the transaction.

     From late February through March 2, 2002, representatives of Quest Diagnostics and its legal and financial advisors conducted a business, financial and legal due diligence examination of Unilab. In addition, certain representatives of Quest Diagnostics met with members of Unilab's management team to conduct detailed business and operational due diligence on Unilab. Representatives of Quest Diagnostics and its legal and financial advisors continued their due diligence review of Unilab over the course of the following few weeks.

     During the period from February 8, 2002, through February 26, 2002, Quest Diagnostics, Unilab and their respective advisors continued to engage in discussions regarding the terms and structure of the proposed business combination transaction. During this time, representatives of Quest Diagnostics informed Mr. Maher that the price contemplated by the February 8 proposal was conditioned on an exclusive negotiating period and that Quest Diagnostics was unwilling to engage in a competitive bidding process for Unilab.

     As discussions between Quest Diagnostics and Unilab progressed, Mr. Goldberg contacted Mr. McMahon and suggested that, in lieu of their scheduled lunch meeting Mr. McMahon should contact Mr. Maher directly should LabCorp have any interest in pursuing a transaction with Unilab.

     Following his discussion with Mr. Goldberg, on February 19, 2002, Mr. McMahon indicated to Mr. Maher that LabCorp and/or UBS Warburg LLC, its financial advisor, would soon be providing Mr. Maher with an indication of interest, including a proposal with respect to financial terms, in a potential transaction between LabCorp and Unilab. At this time, LabCorp and Unilab entered into a mutual confidentiality agreement.

     On February 20, 2002, UBS Warburg informed Mr. Maher that LabCorp would be interested in acquiring Unilab at a price of $24.00 per share, in a transaction involving a minimum of 50% of the total consideration being paid in LabCorp stock. Among other things, UBS Warburg informed Mr. Maher that LabCorp's proposal was conditioned on satisfactory completion by LabCorp of a due diligence investigation of Unilab's business and financial condition, and that LabCorp would not be in a position to commence this due diligence investigation until early March 2002. UBS Warburg indicated that it believed that it would be difficult for LabCorp to raise the price of its offer.

     On February 22, 2002, Shearman & Sterling, Quest Diagnostics' outside legal counsel, delivered drafts of the merger agreement and stockholders agreement to Skadden, Arps for distribution to Unilab and Kelso.

     On February 27, 2002, the Board of Directors of Unilab met to consider the terms of the proposals that Unilab had received from Quest and LabCorp and to discuss the status of the ongoing negotiations with both parties. Mr. Maher reported on his conversations with Quest Diagnostics representatives, as well as his conversations with LabCorp's financial advisors the previous week. Unilab's Board once again reviewed the

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

objectives in pursuing a transaction for Unilab. Skadden, Arps reviewed the fiduciary duties of Unilab's directors. At the meeting, Unilab's financial advisors, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., each reviewed with Unilab's Board on a preliminary basis the financial terms of the transaction that had been proposed by Quest Diagnostics. The financial advisors also discussed with the Board their views that, given the current configuration of the laboratory services industry and related industries at that time, Quest Diagnostics and LabCorp were the parties most likely to engage in a transaction with Unilab at the valuation levels proposed by Quest Diagnostics. At the conclusion of the meeting, the Board instructed Mr. Maher to continue to negotiate with both Quest Diagnostics and LabCorp in the hopes of finalizing the terms of a transaction that would be most favorable to Unilab's stockholders.

     Between February 28, 2002 and March 6, 2002, representatives of Unilab and Quest Diagnostics and their respective legal and financial advisors participated in several telephone calls regarding the structure and terms of the proposed business combination transaction as reflected in the draft merger agreement and stockholders agreement. Throughout the negotiations, Quest Diagnostics insisted that it would not proceed with the transaction if Unilab had the ability to terminate the transaction to accept a third-party offer, and unless Kelso was contractually committed to supporting the transaction. Quest Diagnostics also insisted that the transaction be conditioned upon reaching satisfactory post-transaction employment arrangements with certain key Unilab executives.

     On March 4, 2002, Mr. Maher and Mr. Freeman discussed the proposed business combination transaction by telephone call. During this conversation, Mr. Freeman and Mr. Maher discussed various open issues relating to the proposed transaction, including certain issues related to value, management compensation and transaction protections.

     On March 6, 2002, representatives of Unilab, Kelso, including Messrs. Goldberg and Wahrhaftig, and Skadden, Arps met with representatives of Quest Diagnostics, including Mr. Finnegan, and representatives of Shearman & Sterling and Merrill Lynch, financial advisors to Quest Diagnostics, in the New York City offices of Shearman & Sterling to negotiate the terms of the proposed transaction as reflected in the draft merger agreement and stockholders agreement.

     During the period from March 7, 2002 through April 2, 2002, representatives of Unilab, Quest Diagnostics and their respective legal and financial advisors continued to negotiate the specific terms of the merger agreement and the stockholders agreement.

     On March 8, 2002, representatives of Unilab, its financial advisors and Kelso met with representatives of Quest Diagnostics, including Mr. Hagemann and other senior Quest Diagnostics' executives, to conduct a financial and legal due diligence examination of Quest Diagnostics.

     On March 11, 2002, representatives of Unilab and its financial advisors met with representatives of Quest Diagnostics, including Mr. Freeman, in New York City to conduct a further due diligence review of Quest Diagnostics. Representatives of Unilab and its legal and financial advisors continued their due diligence review of Quest Diagnostics over the next few weeks.

     On March 14, 2002, UBS Warburg advised Mr. Maher by telephone of LabCorp's continued interest in exploring a potential transaction with Unilab. Mr. Maher advised UBS Warburg that LabCorp needed to communicate a revised proposal to Unilab on a timely basis if it wished to further explore a transaction with Unilab.

     During the week of March 18, LabCorp and its financial advisors had various conversations with members of Unilab's management and conducted an additional financial due diligence review with a view to responding to Unilab's request for a revised proposal. As part of these discussions, representatives of Unilab discussed with representatives of LabCorp and UBS Warburg the potential cost savings that might be realized by such a transaction.

     On March 21, 2002, Unilab's Board of Directors met to discuss the status of the negotiations with each of Quest Diagnostics and LabCorp, and to review the terms of the proposed transaction with Quest Diagnostics. At this meeting, Skadden, Arps reviewed the fiduciary duties of Unilab's Board of Directors, as well as the

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

principal terms and conditions of the proposed transaction with Quest Diagnostics as reflected in the draft merger agreement and stockholders agreement, including the circumstances related to the payment of termination fees; the ability to provide information to, and negotiate with, third parties concerning competing proposals; and the circumstances under which Quest Diagnostics could exercise its option to purchase Kelso's shares in the event the merger agreement had been terminated. Unilab's financial advisors also updated the Board as to their preliminary views regarding the financial terms of the transaction that had been proposed by Quest Diagnostics. At the conclusion of the meeting, Unilab's Board instructed Messrs. Goldberg and Maher to continue discussions with LabCorp with a view to obtaining an improved proposal from LabCorp, and also instructed Unilab's management and legal counsel to finalize merger negotiations with Quest Diagnostics and complete the necessary transaction documents, with a view to having an additional meeting or meetings the following week to review the results of Mr. Goldberg's and Mr. Maher's efforts and to consider and vote upon a definitive transaction.

     Following the meeting of Unilab's Board of Directors on March 21, Mr. Goldberg called Mr. McMahon to determine whether LabCorp intended to revise its proposal relating to a potential transaction between Unilab and LabCorp. On March 25, 2002, Mr. McMahon advised Mr. Goldberg by telephone that LabCorp was unable to submit a revised proposal at a higher valuation than the $24.00 per share that had been previously proposed.

     On March 24, 2002, representatives of Quest Diagnostics met with certain members of the Unilab management team, including Mr. Whalen, Brian Urban, Unilab's Executive Vice President and Chief Financial Officer, David Gee, Unilab's Executive Vice President and General Counsel, Emmett Kane, Unilab's Executive Vice President, Northern California, and R. Jeffery Lanzolatta, Unilab's Executive Vice President, Southern California, in order to negotiate the terms of such persons' employment arrangements with the surviving corporation following consummation of the proposed transaction.

     On March 25, Mr. Freeman and Mr. Maher again discussed the proposed business combination transaction by telephone call. During this call, Mr. Freeman advised Mr. Maher as to Quest Diagnostics' position in respect of the remaining unresolved issues.

     During the week of March 25, representatives of Unilab and Quest Diagnostics and their respective legal counsel and other advisors finalized negotiations on the terms of the merger agreement, stockholders agreement and other related transaction documents. The parties also finalized the terms of post-transaction employment arrangements for the senior members of Unilab's management team. In the course of negotiating the terms of these arrangements, both Quest Diagnostics and Unilab insisted on certain modifications to the existing employment arrangements with certain senior Unilab executives. As a result of these discussions, Quest Diagnostics also insisted on a reduction in the aggregate fees payable by Unilab to its outside advisors in connection with the transaction. In this regard, Kelso indicated that it intends to consider paying a portion of the fees and expenses of Unilab's outside advisors in the event that such amounts exceeded the new limit imposed by Quest Diagnostics and agreed to by Unilab. Also during late March 2002, in the course of discussions between Quest Diagnostics and certain Unilab executives relating to performance targets for incentive-based compensation arrangements, Quest Diagnostics was provided a three-year business plan that was prepared by Unilab, and which projected compounded annual growth of approximately 8% in Unilab's revenues and approximately 14% in Unilab's EBITDA during such period. Quest Diagnostics informed Unilab that it used the information set forth in the business plan to establish performance targets for the incentive-based compensation arrangements with certain Unilab executives and did not view the information as material with respect to its decision in establishing or agreeing to the per share valuation for Unilab shares.

     On April 1, 2002, a special meeting of the Unilab Board of Directors was held, at which all of Unilab's directors were present in person or by telephone. Messrs. Goldberg and Maher advised the Board of the final results of their discussions with LabCorp. At this meeting, Skadden, Arps updated Unilab's Board on the final terms of the merger and stockholders agreements and again reviewed with the Board its fiduciary duties. The Board considered the terms of the agreements and the fact that Quest Diagnostics had not changed its position -- which it had taken since the outset of discussions -- that its willingness to enter into a transaction with Unilab was conditioned on the Kelso stockholders being contractually committed to supporting the

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

transaction and on Unilab's inability to terminate the transaction to accept a third party offer. Skadden, Arps also reviewed with the Board the terms of the post-transaction employment arrangements for certain key executives of Unilab. Also at this meeting, Credit Suisse First Boston and Salomon Smith Barney reviewed with Unilab's Board their respective financial analyses of the consideration payable in the transaction and each rendered to the Board an oral opinion (confirmed by delivery of separate written opinions dated April 2, 2002, the date of execution of the merger agreement) to the effect that, as of the date of the opinions and based on and subject to the matters stated in such opinions, the per share consideration to be received in the offer and the merger, taken together, by the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates) was fair, from a financial point of view, to such holders. Following these presentations and further discussion, the Board of Directors approved the merger agreement and the stockholders agreement, and the transactions contemplated thereby, and resolved to recommend that Unilab stockholders tender their shares into the offer and, if necessary, vote to adopt the merger agreement.

     In addition, on April 1, 2002, the Quest Diagnostics board of directors approved the transactions contemplated by the merger agreement, including the offer and the merger, and the stockholders agreement, and approved the form of such agreements.

     Prior to the opening of the New York Stock Exchange and the Nasdaq National Market on April 2, 2002, Quest Diagnostics and Unilab executed the merger agreement and the stockholders agreement, and issued a joint press release announcing the transaction.

REASONS FOR THE UNILAB BOARD'S RECOMMENDATION; FACTORS CONSIDERED

     In approving the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, and recommending that Unilab's stockholders tender their shares of Unilab common stock pursuant to the offer, the Board of Directors of Unilab considered a number of factors, including:

          (1) The financial condition, results of operations, competitive position, business and prospects of Unilab (as reflected in Unilab's historical and projected financial information), the current economic and market conditions and the nature of the industry in which Unilab operates, including the likelihood of continuing consolidation and increasing competition in the clinical laboratory industry.

          (2) The fact that the $26.50 in cash or the market value of the shares of Quest Diagnostics common stock (based on the exchange ratio and the average closing price of Quest Diagnostics shares on the NYSE for the five trading days ending on March 28, 2002) to be exchanged for each share of Unilab common stock pursuant to the merger agreement represents a premium of approximately 7.8% over the closing price of the shares of Unilab common stock on the previous trading day, a premium of approximately 10.3% over the average closing price of shares of Unilab common stock over a one-week period and a premium of approximately 26.2% over the average closing price of shares of Unilab common stock over a one-month period. The Board considered that the exchange ratio of 0.3256 of a Quest Diagnostics share per share of Unilab common stock in the merger is a fixed ratio that will not be adjusted as a result of any increase or decrease in the price of shares of either Unilab common stock or Quest common stock and as a result, the value of the Quest shares to be issued in the merger and offer would fluctuate in value.

          (3) The fact that the merger will present an opportunity for Unilab's stockholders to participate in a significantly larger and more diversified company, and, to the extent that Unilab stockholders receive shares of Quest common stock in the offer or the merger, to have greater liquidity for their shares and to benefit from any future growth of the combined company.

          (4) The Board's belief that, based on its review of Unilab's operations, discussions with Unilab's management and the views of Credit Suisse First Boston and Salomon Smith Barney as to the likely level of interest of other third parties in engaging in a business combination transaction with Unilab:

           - it was highly unlikely that a financial buyer would be able to offer consideration in the range proposed by Quest Diagnostics and LabCorp given the likely inability of such a buyer to achieve synergies and other cost savings that might be realized by Quest Diagnostics and LabCorp;

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

           - given the current configuration of the laboratory services industry and related industries, it was unlikely at that time that a non-financial buyer would be interested in acquiring Unilab at the price levels proposed by Quest Diagnostics and LabCorp; and

           - given the current configuration of the laboratory services industry and related industries, the parties which were most likely to be interested in engaging in a transaction with Unilab at that time were Quest Diagnostics and LabCorp.

          (5) The Board's belief that the $26.50 per share consideration offered by Quest Diagnostics pursuant to the merger agreement was superior to the $24.00 per share consideration indicated by LabCorp pursuant to its verbal indication of interest communicated to Mr. Maher on February 26, 2002 and re-iterated to Mr. Goldberg on March 25, 2002.

          (6) The fact that LabCorp and its financial advisors had been requested on several occasions to proceed expeditiously in their evaluation of a transaction with Unilab, but had failed to do so. The Board also considered the fact that LabCorp had been informed on March 14, 2002 that Unilab was within days of executing a definitive agreement with Quest Diagnostics and had been instructed that, if LabCorp was interested in pursuing a transaction with Unilab, it should take the necessary steps to pursue such a transaction and communicate that interest to Unilab within that time frame. The Board also considered that LabCorp had not responded to this request for action.

          (7) After considering Unilab's prospects for stand-alone expansion outside of California, the Board's belief that the merger would provide Unilab's stockholders with a better opportunity to participate in a company with a broad geographic presence throughout the United States.

          (8) The separate financial presentations of Credit Suisse First Boston and Salomon Smith Barney, including their separate opinions to the Board as to the fairness from a financial point of view and as of the date of the opinions, of the per share consideration to be received in the offer and the merger, taken together, by holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates), as more fully described below under the caption "Opinions of Unilab's Financial Advisors."

          (9) The fact that the consideration and other terms of the merger agreement resulted from arms-length negotiations between Unilab and Quest Diagnostics, and the Unilab Board's belief that $26.50 per share in cash or
     0.3256 of a share of Quest common stock for each share of Unilab common stock represented the highest per share consideration that could be negotiated with Quest Diagnostics.

          (10) The fact that the transaction provides for a first-step cash/stock election exchange offer for all of the shares of Unilab's common stock, thereby enabling Unilab's stockholders to obtain the benefits of the transaction more quickly than might be the case in a one-step merger transaction.

          (11) The fact that the merger agreement permits Unilab to furnish information to, and enter into discussions with, third parties in response to an unsolicited written proposal regarding a competing transaction if Unilab Board of Directors (a) determines in good faith, after consulation with a financial advisor of nationally recognized reputation, that taking such proposal would be reasonably likely to lead to the delivery to Unilab of a "Superior Proposal" and (b) determines in good faith, after consultation with outside legal counsel, that failure to furnish or enter into discussions would result in a breach of its fiduciary duties under applicable law.

          (12) The other terms of the merger agreement regarding third party proposals, including (a) the potential payment to Quest Diagnostics of a termination fee, (b) the fact that Unilab cannot terminate the merger agreement in order to enter into a transaction with a third party, (c) the fact that, pursuant to the stockholders agreement, Quest Diagnostics would have an opportunity to purchase Kelso's shares under certain circumstances following termination of the merger agreement.

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

          (13) The fact that, while Unilab did not possess a right to terminate the merger agreement to accept a third party proposal, there were a number of other protections afforded to Unilab's stockholders by the terms of the merger agreement and the stockholders agreement, including:

           - the fact that the Unilab Board could withdraw or change its recommendation of the offer and the merger under certain circumstances if required by its fiduciary duties;

           - the fact that, pursuant to the terms of the stockholders agreement, Kelso could withdraw its Unilab shares from the offer and not be required to vote in favor of the merger in the event of a significant decline in Quest Diagnostics' stock price;

           - the fact that, in the event Quest Diagnostics exercised its option to purchase the Kelso stockholders' Unilab shares following termination of the merger agreement, that Quest Diagnostics would be prohibited from purchasing any additional shares of Unilab common stock for a period of two years, except pursuant to a transaction approved by the independent directors serving on Unilab's Board; and

           - the fact that, if the minimum condition were not satisfied -- a situation which could, in fact, result from the presence of a superior offer from a third party -- Quest Diagnostics would not be permitted to purchase shares of Unilab common stock pursuant to the offer, and Unilab would be permitted to terminate the merger agreement following the expiration of the offer. While the Board recognized that this ability to terminate the merger agreement was not the same as Unilab being able to terminate the merger agreement to accept a superior proposal, it believed that this ability had the effect of providing Unilab and its stockholders with similar protection.

          (14) The interplay between the minimum condition to the offer and the option granted by the Kelso stockholders to Quest Diagnostics, and the Board's perception of the effect of these provisions on a third party's ability to displace the Quest Diagnostics transaction, including:

           - the fact that the shares owned by the Kelso stockholders and subject to the option represented 41.4% of Unilab's outstanding common stock, or 37.1% of Unilab's common stock on a fully-diluted basis. While the Board recognized that the presence of an option to purchase such a significant percentage of Unilab's stock might discourage competition, the Board concluded that it would not foreclose the possibility of such competition;

           - the fact that the option to purchase the Kelso stockholders' shares at a price of $26.50 would create pricing advantages for Quest Diagnostics relative to a third party competitor, as Quest Diagnostics might be able to increase the per share consideration payable for the remaining shares of Unilab common stock without having to increase the price payable for the shares owned by the Kelso stockholders; and

           - the fact that, while a termination fee payable by Unilab to Quest Diagnostics would effectively increase the cost to a third party of acquiring Unilab, the presence of the option would not have such an effect.

          (15) The fact that, since the onset of negotiations with Unilab, Quest Diagnostics had taken the position that it was unwilling to enter into a transaction with Unilab unless the Kelso stockholders were contractually committed to supporting the transaction.

          (16) The terms of the stockholders agreement to be entered into between the Kelso stockholders and Quest Diagnostics, including:

           - the Kelso stockholders' agreement to tender their shares of Unilab common stock pursuant to the offer and to vote their shares in favor of the merger, and the ability of such stockholders to terminate such obligations in the event of a significant decline in Quest Diagnostics' stock price; and

           - the grant by the Kelso stockholders to Quest Diagnostics of an option to purchase their respective shares of Unilab common stock under certain circumstances in the event the merger agreement is terminated.

          (17) The fact that, since Unilab is not subject to Section 203 of the Delaware General Corporation Law (which restricts the ability of interested stockholders of a company to engage in certain business combination transactions with such company), Kelso would have been free to sell its shares of Unilab common stock to a third party without the buyer of such shares being subject to the limitations imposed thereby, notwithstanding any failure to obtain the approval of the Unilab Board of Directors.

          (18) The fact that the offer is part of a transaction which is structured to be tax free to the holders of shares of Unilab common stock to the extent they elect to receive, or receive, Quest Diagnostics common stock in the offer or merger.

          (19) The ability to consummate the offer and the merger, including the conditions to the offer and merger requiring receipt of necessary regulatory approvals.

          (20) The ability to successfully integrate the two companies and the risks associated therewith, including the impact of the merger on the employees of Unilab.

          (21) The potential conflicts of interest between Unilab on the one hand, and, on the other hand, certain of Unilab's officers, directors or affiliates in the offer and merger.

     The foregoing discussion of the information and factors considered by Unilab's Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the offer and the merger, the Unilab Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

     The Unilab Board of Directors considered all of these factors in reaching the conclusions and recommendations described above. These factors generally figured positively, as advantages or opportunities, with the following exceptions:

     - the factors described in clauses (12), (14), (15) and (16) above, which figured negatively as drawbacks, but which the Unilab Board felt were outweighed by the other factors, including the factors described in clauses (11) and (13) above, and the countervailing considerations discussed within clause (14) above;

     - the factor described in clause (19) above, which figured negatively as a risk, but one which the Unilab Board felt could be managed successfully;

     - the factor described in clause (20) above, which figured negatively as a risk, although one which the Unilab Board felt could be managed successfully, particularly in light of the employment arrangements that had been agreed to between Quest Diagnostics and certain Unilab executives, as described in this document; and

     - the factor described in clause (21) above, which the Unilab Board considered to be neutral in its evaluation.

OPINIONS OF UNILAB'S FINANCIAL ADVISORS

 OPINION OF CREDIT SUISSE FIRST BOSTON

     Unilab retained Credit Suisse First Boston to act as its financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Unilab Board of Directors based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, Unilab requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Unilab common stock, other than the Kelso stockholders, of the consideration to be received by such stockholders pursuant to the terms of the merger agreement. On April 1, 2002, the Unilab Board of Directors met to review the proposed transaction. During this meeting, Credit Suisse First Boston delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated April 2, 2002, that, as the date of the opinion, based upon and subject to the various considerations set forth in the written opinion, the consideration to be received by the holders of Unilab common stock, other than the Kelso stockholders, in the offer and the merger was fair, from a financial point of view, to such stockholders.

     THE FULL TEXT OF THE CREDIT SUISSE FIRST BOSTON WRITTEN OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY CREDIT SUISSE FIRST BOSTON IN RENDERING ITS OPINION IS ATTACHED AS ANNEX B TO THIS DOCUMENT AND IS INCORPORATED BY REFERENCE INTO THIS DOCUMENT IN ITS ENTIRETY. UNILAB STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE CREDIT SUISSE FIRST BOSTON OPINION CAREFULLY AND IN ITS ENTIRETY. THE CREDIT SUISSE FIRST BOSTON OPINION ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW AND AS OF THE DATE OF THE CREDIT SUISSE FIRST BOSTON OPINION, TO THE HOLDERS OF UNILAB COMMON STOCK, OTHER THAN THE KELSO STOCKHOLDERS, OF THE CONSIDERATION TO BE RECEIVED BY SUCH STOCKHOLDERS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE OR ACT ON ANY MATTER RELATING TO THE PROPOSED MERGER. THE SUMMARY OF THE CREDIT SUISSE FIRST BOSTON OPINION IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CREDIT SUISSE FIRST BOSTON OPINION.

     In arriving at its opinion, Credit Suisse First Boston, among other things:

     - reviewed the merger agreement and certain other related agreements;

     - reviewed certain publicly available business and financial information relating to Unilab and Quest Diagnostics;

     - reviewed certain other information provided to it by or discussed with Unilab, including financial forecasts provided to it by Unilab, and met with Unilab's and Quest Diagnostics' management to discuss the business and prospects of Unilab and Quest Diagnostics, respectively;

     - considered certain financial and stock market data of Unilab and Quest Diagnostics, and compared those data with similar data for other publicly held companies in businesses deemed similar to those of Unilab and Quest Diagnostics;

     - considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

     - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Unilab's management as to the future financial performance of Unilab. In addition, Credit Suisse First Boston relied upon, without independent verification, the assessments of the managements of Unilab and Quest Diagnostics as to (i) the strategic benefits and potential cost savings and other synergies anticipated to result from the merger, and (ii) their ability to integrate the businesses of Unilab and Quest Diagnostics. Credit Suisse First Boston was informed, and assumed, that the transaction will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston also assumed that in the course of obtaining necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Unilab, Quest Diagnostics or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material terms, conditions or agreements therein. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Unilab, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals.

     The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of the Credit Suisse First Boston opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to the actual value of Quest Diagnostics common stock when issued to the holders of Unilab common stock pursuant to the merger agreement or the prices at which shares of Quest Diagnostics common stock will trade at any time. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Unilab. The Credit Suisse First Boston opinion did not address the relative merits of the merger as compared to other business strategies that might be available to Unilab, nor did it address the underlying business decision to engage in the merger. Although Credit Suisse First Boston evaluated the consideration to be received by the holders of common stock of Unilab, other than the Kelso stockholders, pursuant to the offer and the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the offer and the merger, which consideration was determined in arm's-length negotiations between Unilab and Quest Diagnostics.

     In preparing its opinion to the Board of Directors of Unilab, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex and is not readily susceptible to partial analysis or summary description. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is directly comparable to Unilab, Quest Diagnostics or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger or the other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Credit Suisse First Boston's opinion and presentation to the Unilab Board of Directors was one of many factors taken into consideration by the Unilab Board of Directors in its evaluation of the proposed transaction. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Unilab Board of Directors or Unilab's management with respect to the value of Unilab or with respect to the offer and the merger or the consideration in the offer and the merger.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the rendering of its opinion to the Unilab Board of Directors. THE FOLLOWING SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO UNDERSTAND FULLY THE MATERIAL FINANCIAL ANALYSES USED BY CREDIT SUISSE FIRST BOSTON, THE TABLES SHOULD BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE MATERIAL FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

     Merger Consequences Analysis. Credit Suisse First Boston analyzed the potential pro forma effect of the merger on Quest Diagnostics' estimated earnings per share, commonly referred to as EPS, in calendar year 2002 and 2003, both before and after giving effect to the synergies anticipated by Unilab's management to result from the offer and the merger. Estimated financial data for Quest Diagnostics were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management. Based on the consideration, the analysis indicated that the offer and the merger could be accretive to Quest Diagnostics' estimated EPS in calendar years 2002 and 2003, both before and after giving effect to potential synergies.

     Comparable Companies Analysis. Credit Suisse First Boston analyzed the market values, trading multiples and growth rates of the following publicly traded companies in the clinical laboratory testing industry:

     - Quest Diagnostics

     - Laboratory Corporation of America Holdings

     - IMPATH Inc.

     - Specialty Laboratories, Inc.

     - Dianon Systems, Inc.

     Credit Suisse First Boston compared (a) enterprise values, calculated as equity value on a diluted basis, plus debt, less cash, as a multiple of a calendar year 2001 and estimated calendar year 2002 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and (b) equity price as a multiple of calendar year 2001 and estimated calendar year 2002 earnings.

     All multiples were based on closing stock prices on March 28, 2002. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management.

     Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share reference range for Unilab, as compared to the consideration implied in the merger:

    IMPLIED PER SHARE REFERENCE RANGE               CONSIDERATION PER SHARE
    ---------------------------------               -----------------------
             $24.00 -- $29.00                                $26.50

     Comparable Acquisitions Analysis. Credit Suisse First Boston reviewed the implied transaction value multiples paid in the following six selected transactions in the clinical laboratory testing industry:

ACQUIROR                         TARGET
--------                         ------
- Quest Diagnostics              - American Medical Laboratories, Inc.
- Dianon Systems, Inc.           - UroCor Inc.
- Kelso & Company                - Unilab
- Unilab                         - Bio-Cypher Laboratories
- Quest Diagnostics              - Clinical laboratory division of SmithKline
                                 Beecham plc
- Unilab                         - Meris Laboratories, Inc.

     Credit Suisse First Boston compared enterprise values in the selected transactions as multiples of latest twelve months EBITDA. Estimated financial data for the selected transactions were based on publicly available research analysts' estimates, and estimated financial data for Unilab were based on internal estimates of Unilab's management. Credit Suisse First Boston then applied a range of selected multiples derived from the selected transactions to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share reference range for Unilab, as compared to the consideration implied in the merger:

    IMPLIED PER SHARE REFERENCE RANGE               CONSIDERATION PER SHARE
    ---------------------------------               -----------------------
             $24.00 -- $29.00                                $26.50

     Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis of Unilab to calculate the estimated present value of the unlevered free cash flows that Unilab could generate over fiscal years 2002 through 2006. Estimated financial data for Unilab were based on internal estimates of Unilab's management. Credit Suisse First Boston calculated a range of estimated terminal values for Unilab by applying terminal EBITDA multiples ranging from 10.0x to 12.0x to Unilab's calendar year 2006 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 9.5% to 13.5%. This analysis indicated the following approximate implied per share price range for Unilab, as compared to the consideration implied in the merger:

    IMPLIED PER SHARE REFERENCE RANGE               CONSIDERATION PER SHARE
    ---------------------------------               -----------------------
             $23.00 -- $28.00                                $26.50

     Premiums Paid Analysis. Credit Suisse First Boston reviewed the premiums paid in 79 transactions since January 1, 2001 valued between $0.25 and $2.00 billion. Credit Suisse First Boston calculated the mean premium on several dates prior to announcement of the transactions. This analysis indicated the following mean premiums paid and implied premiums for Unilab:

                                                              1-DAY   1-WEEK   1-MONTH
                                                              -----   ------   -------
Mean........................................................  27.2%    30.9%    37.9%
Implied Premium.............................................   7.8%    10.3%    26.2%

     Leveraged Buy-Out Analysis. Credit Suisse First Boston performed a leveraged buyout analysis of Unilab based on internal estimates of Unilab's management for fiscal years 2002 through 2006. Credit Suisse First Boston assumed a capitalization structure based generally on financing requirements in the current credit market, purchase prices ranging from 13.0x to 15.0x estimated 2001 EBITDA, leverage ratios ranging from 4.0x to 6.0x estimated 2001 EBITDA and an exit multiple of 11.0x estimated 2006 EBITDA. This analysis indicated an internal rate of return to sponsor equity ranging from 10.4% to 17.5%.

     Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information relating to Quest Diagnostics and Unilab, including their stock price and financial performance and the views of various analysts.

     Miscellaneous. In the past, Credit Suisse First Boston and its affiliates have provided, and may in the future provide, investment banking and financial services to Unilab, the Kelso stockholders and Quest Diagnostics unrelated to the merger for which they have received and expect to receive compensation. In addition, an affiliate of Credit Suisse First Boston holds a limited partnership interest in Kelso. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of Unilab and Quest Diagnostics for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Credit Suisse First Boston and its affiliates may maintain relationships with Unilab, Quest Diagnostics and their respective affiliates.

  OPINION OF SALOMON SMITH BARNEY

     Unilab also retained Salomon Smith Barney to act as its financial advisor in connection with the offer and the merger. In connection with this engagement, Unilab requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, of the per share consideration to be received in the offer and the merger by the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates). On April 1, 2002, at a meeting of the Unilab Board of Directors held to evaluate the offer and the merger, Salomon Smith Barney delivered to the Unilab Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 2, 2002 (the date of execution of the merger agreement), to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the per share consideration to be received in the offer and the merger, taken together, was fair, from a financial point of view, to the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates).

     In arriving at its opinion, Salomon Smith Barney:

     - reviewed the merger agreement and related documents;

     - held discussions with senior officers, directors and other representatives and advisors of Unilab and senior officers and other representatives and advisors of Quest Diagnostics concerning the businesses, operations and prospects of Unilab and Quest Diagnostics;

     - examined publicly available business and financial information relating to Unilab and Quest Diagnostics, including publicly available financial forecasts for Quest Diagnostics;

     - examined financial forecasts and other information and data for Unilab provided to or otherwise discussed with Salomon Smith Barney by Unilab's management, including information relating to the potential strategic implications and operational benefits anticipated to result from the offer and the merger;

     - reviewed the financial terms of the offer and the merger as described in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Unilab common stock and current and historical market prices of Quest Diagnostics common stock, historical and projected data of Unilab and Quest Diagnostics, and the financial condition and capitalization of Unilab and Quest Diagnostics;

     - considered, to the extent publicly available, the financial terms of other transactions recently effected which Salomon Smith Barney considered relevant in evaluating the offer and the merger;

     - analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Unilab;

     - evaluated the potential pro forma financial impact of the offer and the merger on Quest Diagnostics; and

     - conducted other analyses and examinations and considered other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to publicly available financial forecasts relating to Quest Diagnostics reviewed by or discussed with Salomon Smith Barney, Salomon Smith Barney was advised by Quest Diagnostics' management that the forecasts represented reasonable estimates and judgments as to the future financial performance of Quest Diagnostics. With respect to other financial forecasts and information and data provided to or otherwise reviewed by Salomon Smith Barney, Salomon Smith Barney was advised by Unilab's management that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Unilab's management as to the future financial performance of Unilab and the potential strategic implications and operational benefits, including the amount, timing and achievability thereof, anticipated to result from the offer and the merger. Salomon Smith Barney assumed, with Unilab's consent, that the offer and the merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory and third party approvals or consents for the offer and the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Unilab or Quest Diagnostics or the contemplated benefits of the offer and the merger. Salomon Smith Barney also assumed, with Unilab's consent, that the offer and the merger would be treated as a tax-free reorganization for federal income tax purposes. Salomon Smith Barney did not express any opinion as to what the value of Quest Diagnostics common stock actually would be when issued in the offer and the merger or the prices at which Quest Diagnostics common stock would trade or otherwise be transferable at any time. Salomon Smith Barney did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Unilab or Quest Diagnostics, and did not make any physical inspection of properties or assets of Unilab or Quest Diagnostics.

     In connection with its engagement, Salomon Smith Barney was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Unilab; however, Salomon Smith Barney was advised that members of Unilab's management held discussions with a third party which had contacted Unilab prior to the date of Salomon Smith Barney's opinion regarding a possible business combination or similar transaction with Unilab. Salomon Smith Barney's opinion does not address the relative merits of the offer and the merger as compared to any alternative business strategies that might exist for Unilab or the effect of any other transaction in which Unilab might engage. Salomon Smith Barney's opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Salomon Smith Barney as of the date of its opinion. Although Salomon Smith Barney evaluated the per share consideration from a financial point of view, Salomon Smith Barney was not asked to and it did not recommend the specific consideration payable in the offer and the merger, which was determined through negotiation between Unilab and Quest Diagnostics. Unilab imposed no other instructions or limitations on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED APRIL 2, 2002, WHICH DESCRIBES THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS STATEMENT AS ANNEX C AND IS INCORPORATED INTO THIS STATEMENT BY REFERENCE. SALOMON SMITH BARNEY'S OPINION IS ADDRESSED TO THE UNILAB BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE PER SHARE CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER A STOCKHOLDER SHOULD EXCHANGE ITS UNILAB SHARES PURSUANT TO THE OFFER, THE FORM OF CONSIDERATION TO BE ELECTED IN THE OFFER OR ANY OTHER ACTIONS TO BE TAKEN BY ANY STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER.

     In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Unilab. No company, transaction or business used in those analyses as a comparison is identical to Unilab or the offer and the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

     Salomon Smith Barney's opinion and analyses were only one of many factors considered by the Unilab Board of Directors in its evaluation of the offer and the merger and should not be viewed as determinative of the views of the Unilab Board or management with respect to the offer and the merger or the per share consideration payable to holders of shares of Unilab common stock in the offer and the merger.

     The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinion to the Unilab Board of Directors. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND SALOMON SMITH BARNEY'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF SALOMON SMITH BARNEY'S FINANCIAL ANALYSES.

     Selected Companies Analysis. Using publicly available information, Salomon Smith Barney analyzed the market values and trading multiples of the following two publicly traded companies in the clinical laboratory testing industry:

     - Quest Diagnostics

     - Laboratory Corporation of America Holdings

Salomon Smith Barney compared enterprise value, calculated as equity value on a fully diluted basis, plus debt, less cash, as multiples of calendar year 2001 revenue and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and calendar year 2002 estimated EBITDA. Salomon Smith Barney also compared equity values as a multiple of calendar year 2001 and estimated calendar year 2002 earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on March 28, 2002. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management. Salomon Smith Barney then applied a range of selected multiples derived from the selected companies to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the per share consideration implied in the offer and the merger:

IMPLIED PER SHARE EQUITY REFERENCE RANGE            PER SHARE CONSIDERATION
----------------------------------------            -----------------------
            $22.00 -- $27.00                                $26.50

     Precedent Transactions Analysis. Using publicly available information, Salomon Smith Barney reviewed the implied transaction value multiples paid in the following four selected transactions in the clinical laboratory testing industry:

ACQUIROR                      TARGET
--------                      ------
 --    Quest Diagnostics      --    American Medical Laboratories, Inc.
 --    Kelso & Company        --    Unilab
 --    Quest Diagnostics      --    SmithKline Beecham Clinical Laboratories (a
                              division of SmithKline Beecham plc)
 --    National Health        --    Roche Biomedical Laboratories, Inc.
       Laboratories
       Incorporated

Salomon Smith Barney compared transaction values in the selected transactions as multiples of latest 12 months revenue and EBITDA. All multiples for the selected transactions were based on publicly available financial information. Salomon Smith Barney then applied a range of selected multiples derived from the selected transactions to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the per share consideration implied in the offer and the merger:

IMPLIED PER SHARE EQUITY REFERENCE RANGE             PER SHARE CONSIDERATION
----------------------------------------             -----------------------
            $21.00 -- $27.00                                 $26.50

     Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis of Unilab to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Unilab could generate over fiscal years 2002 through 2006. Estimated financial data for Unilab were based on internal estimates of Unilab's management. Salomon Smith Barney calculated a range of estimated terminal values for Unilab by applying terminal EBITDA multiples ranging from 10.0x to 11.0x to Unilab's calendar year 2006 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the per share consideration implied in the offer and the merger:

IMPLIED PER SHARE EQUITY REFERENCE RANGE             PER SHARE CONSIDERATION
----------------------------------------             -----------------------
            $23.00 -- $28.00                                 $26.50

     Leveraged Buy-Out Analysis. Salomon Smith Barney performed a leveraged buyout analysis of Unilab based on internal estimates of Unilab's management for fiscal years 2002 through 2006. In this analysis, Salomon Smith Barney assumed a capitalization structure based generally on financing requirements in the current credit market, a range of required rates of return to a financial buyer of 20% to 30% and a range of terminal EBITDA multiples of 8.0x to 11.0x. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the per share consideration implied in the offer and the merger:

IMPLIED PER SHARE EQUITY REFERENCE RANGE             PER SHARE CONSIDERATION
----------------------------------------             -----------------------
            $12.00 -- $20.00                                 $26.50

     Pro Forma Impact Analysis. Salomon Smith Barney analyzed the potential pro forma effect of the merger on Quest Diagnostics' estimated EPS in calendar years 2002 and 2003 both before and after giving effect to potential cost savings and other synergies anticipated by Unilab's management to result from the offer and the merger. Estimated financial data was based on, in the case of Unilab, internal estimates of Unilab's management and, in the case of Quest Diagnostics, publicly available research analysts' estimates. Based on the per share consideration provided for in the offer and the merger, this analysis indicated that the offer and the merger could be accretive to Quest Diagnostics' estimated EPS in calendar years 2002 and 2003, both before and after giving effect to potential cost savings and other synergies anticipated to result from the offer and the merger. Actual results may vary from projected results and the variations may be material.

     Historical Exchange Ratio Analysis. Salomon Smith Barney performed a historical exchange ratio analysis comparing the closing prices for Unilab common stock and Quest Diagnostics common stock on March 28, 2002, the average daily closing prices of Unilab common stock and Quest Diagnostics common stock for the one week, one month, three months and six months preceding March 28, 2002, and the average daily closing prices of Unilab common stock and Quest Diagnostics common stock from June 6, 2001 (the date of the initial public offering of Unilab common stock) to March 28, 2002. This analysis indicated an implied approximate exchange ratio range of 0.29x to 0.35x, as compared to the exchange ratio provided for in the offer and the merger of 0.3256x.

     Other Factors. In rendering its opinion, Salomon Smith Barney also reviewed and considered other factors, including:

     - historical trading prices and trading volumes for Unilab common stock from June 6, 2001 (the date of the initial public offering of Unilab common stock) to March 28, 2002; and

     - the relationship between movements in Unilab common stock, movements in the common stock of selected companies and movements in the Standard and Poor's composite average from June 6, 2001 (the date of the initial public offering of Unilab common stock) to March 28, 2002.

     Miscellaneous. Salomon Smith Barney and its affiliates in the past have provided services to Unilab and certain affiliates of the Kelso stockholders unrelated to the offer and the merger, for which services Salomon Smith Barney and its affiliates have received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Unilab and Quest Diagnostics for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Unilab, Quest Diagnostics and their respective affiliates.

     Salomon Smith Barney is an internationally recognized investment banking firm and was selected by Unilab based on its reputation, experience and familiarity with Unilab and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

INTENT TO TENDER

     Except for Unilab shares that may be sold in market transactions prior to the completion of the offer, after reasonable inquiry and to the best of Unilab's knowledge, each executive officer, director, affiliate and subsidiary of Unilab currently intends, subject to compliance with applicable law including
Section 16(b) of the Securities Exchange Act of 1934, to tender all shares held of record or beneficially owned by such person or entity to the Purchaser pursuant to the offer. The Kelso stockholders have entered into a stockholders agreement with Quest Diagnostics and the Purchaser, pursuant to which they have agreed to tender all of their shares in the offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Unilab retained Credit Suisse First Boston and Salomon Smith Barney to act as its financial advisors in connection with the offer and the merger. Unilab has agreed to pay each of Credit Suisse First Boston and Salomon Smith Barney a fee of $1 million in connection with the delivery of their respective opinions and a transaction fee of $2 million upon the consummation of the merger. Unilab also has agreed to reimburse Credit Suisse First Boston and Salomon Smith Barney for their reasonable travel and other expenses, including reasonable fees and expenses of their respective legal counsel, and to indemnify Credit Suisse First Boston and Salomon Smith Barney and related parties against certain liabilities, including liabilities arising under the federal securities laws, arising out of their respective engagements.

     Unilab engaged Park Avenue Equity Management, LLC to provide it with financial advisory services in connection with its negotiations with Quest Diagnostics. Pursuant to an engagement letter entered into between Unilab and Park Avenue, Unilab will pay Park Avenue a fee of $3 million for its services upon consummation of the merger. Unilab has also agreed to reimburse Park Avenue for certain expenses incurred in connection with rendering its services, including fees and disbursements to its legal counsel. Unilab has also agreed to indemnify Park Avenue and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws, incurred in connection with its engagement. James R. Maher, a member of Unilab's Board of Directors, is a partner and controlling person of Park Avenue.

     Quest Diagnostics has engaged Georgeson Shareholder Communications Inc. to act as information agent for the offer and merger. A discussion of the compensation arrangements with Georgeson Shareholder Communications is included in the prospectus under the heading "The Offer -- Fees and Expenses" and is incorporated herein by reference.

     Quest Diagnostics has engaged Computershare Trust Company of New York to act as exchange agent for the offer and merger. A discussion of the compensation arrangements with Computershare Trust Company of New York is included in the prospectus under the heading "The Offer -- Fees and Expenses" and is incorporated herein by reference.

     Except as disclosed herein, neither Unilab nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf with respect to the offer, except that such solicitations or recommendations may be made by directors, officers or employees of Unilab, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in shares of Unilab common stock have been effected during the past 60 days by Unilab or, to the best of Unilab's knowledge, by any executive officer, director, affiliate or subsidiary of Unilab.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Unilab in response to the offer which relate to a tender offer or other acquisition of Unilab's securities by Unilab, any subsidiary of Unilab or any other person.

     (b) Except as described in Items 3 and 4 above, no negotiations are being undertaken or are underway by Unilab in response to the offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Unilab or any subsidiary of Unilab,
(ii) a purchase, sale or transfer of a material amount of assets of Unilab or any subsidiary of Unilab, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Unilab.

     (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the offer that relate to one or more of the matters referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

DELAWARE GENERAL CORPORATION LAW

     Under the DGCL, if the Purchaser acquires, pursuant to the offer or otherwise, at least 90% of the outstanding shares of Unilab's common stock, the Purchaser will be able to effect the merger after consummation of the offer without a vote of Unilab's stockholders. However, if the Purchaser does not acquire at least 90% of the Unilab shares pursuant to the offer or otherwise and a vote of Unilab's stockholders is required under the DGCL, a significantly longer period of time may be required to effect the merger.

UNITED STATES ANTITRUST COMPLIANCE

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission, or FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Unilab common stock pursuant to the offer is subject to such requirements.

     Quest Diagnostics has advised Unilab that it has filed a Notification and Report Form with respect to the offer and merger with the Antitrust Division and the FTC on April 24, 2002; Unilab made its required filing on April 22, 2002. As a result, the waiting period applicable to the purchase of Unilab shares pursuant to the offer is scheduled to expire at 11:59 p.m., New York City time, on May 24, 2002, unless the Antitrust Division or the FTC grants early termination or extends the waiting period by requesting additional information or documentary material relevant to the offer from Quest Diagnostics and Unilab. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the thirtieth calendar day (or the first business day thereafter) after substantial compliance by both parties with such request.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Unilab shares by Quest Diagnostics pursuant to the offer and the merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Unilab shares pursuant to the offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Quest Diagnostics or Unilab. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Unilab does not, and Quest Diagnostics has advised Unilab that it does not, believe that the consummation of the offer and the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer or the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

INFORMATION STATEMENT

     The Information Statement attached hereto as Annex A is being furnished to Unilab stockholders in connection with the possible designation by Quest Diagnostics, pursuant to the merger agreement, of certain persons to be appointed to the Unilab Board other than at a meeting of Unilab's stockholders, and such information is incorporated herein by reference.

APPRAISAL RIGHTS

     Unilab stockholders do not have appraisal rights in connection with the offer. If Quest Diagnostics completes the offer but less than 90% of the outstanding shares of Unilab common stock are validly tendered and not withdrawn in the offer, Quest Diagnostics intends to elect a "long-form" merger as permitted under Section 251 of the DGCL. Holders of shares of Unilab common stock in the offer will not have appraisal rights in connection with a long-form merger.

     However, if at least 90% of the outstanding shares of Unilab common stock are validly tendered and not properly withdrawn in the offer, Quest Diagnostics intends to effect a "short-form" merger pursuant to Section 253 of the DGCL, and holders of shares of Unilab common stock at the time of the short-form merger will have the right under Section 262 of the DGCL to dissent and demand appraisal for their shares. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures may be entitled to receive a judicial determination of the fair value of their shares of Unilab common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of this fair value in cash, together with a fair rate of interest, if any. Unilab cannot assure you as to the methodology a court would use to determine fair value or how a court would select which of the elements of value are to be included in such a determination.

     The foregoing is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by the summary of procedures for seeking appraisal rights, which is set forth in Annex C to Quest Diagnostics' prospectus and incorporated herein by reference and the full text of Section 262 of the DGCL, which is reprinted in its entirety after the summary in Annex C to Quest Diagnostics' prospectus and incorporated herein by reference.

ITEM 9. EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (a)(1)      Prospectus, dated May 15, 2002 (incorporated herein by
              reference to the prospectus included in the Registration
              Statement on Form S-4 of Quest Diagnostics dated May 15,
              2002).
  (a)(2)      Letter of Election and Transmittal (incorporated by
              reference to Exhibit 99.4 of the Registration Statement on
              Form S-4 of Quest Diagnostics dated May 15, 2002).
  (a)(3)      Chairman's letter to shareholders of Unilab, dated May 15,
              2002.
  (a)(4)      Joint Press Release issued by Quest Diagnostics and Unilab on April 2, 2002 (incorporated by reference to Unilab
              Corporation's Form 425 filed April 2, 2002).
  (a)(5)      Opinion of Credit Suisse First Boston Corporation, dated
              April 2, 2002 (included as Annex B hereto).
  (a)(6)      Opinion of Salomon Smith Barney Inc., dated April 2, 2002
              (included as Annex C hereto).
  (e)(1)      Agreement and Plan of Merger, dated April 2, 2002, by and
              among Quest Diagnostics Incorporated, Quest Diagnostics
              Newco Incorporated and Unilab Corporation (incorporated by reference to Exhibit 2.1 of Unilab Corporation's Current
              Report on Form 8-K, dated April 2, 2002).
  (e)(2)      Amendment, dated as of May 13, 2002, to the Agreement and
              Plan of Merger by and among Quest Diagnostics Incorporated,
              Quest Diagnostics Newco Incorporated and Unilab Corporation
              (incorporated herein by reference to Annex A of the
              prospectus in the Registration Statement on Form S-4 of
              Quest Diagnostics dated May 15, 2002).
  (e)(3)      Stockholders Agreement, dated as of April 2, 2002, by and
              among Quest Diagnostics Incorporated, Quest Diagnostics
              Newco Incorporated, Kelso Investment Associates VI, L.P. and
              KEP VI, LLC (incorporated by reference to Exhibit 99.2 of
              Unilab's Current Report on Form 8-K, dated April 2, 2002).
  (e)(4)      Employment Agreement for Robert E. Whalen, dated as of April
              2, 2002.
  (e)(5)      Employment Agreement for Emmett C. Kane, dated as of April
              2, 2002.
  (e)(6)      Employment Agreement for David W. Gee, dated as of April 2,
              2002.
  (e)(7)      Employment Agreement for Brian D. Urban, dated as of April
              2, 2002.
  (e)(8)      Information Statement of Unilab Corporation, dated May 15,
              2002 (included as Annex A hereto).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNILAB CORPORATION

                                          By:               (Robert Whalen sig.)
                                          --------------------------------------
                                          Name: Robert E. Whalen
                                          Title: Chairman, President & Chief
                                                 Executive Officer

Dated: May 15, 2002

                                                                         ANNEX A

                               UNILAB CORPORATION
                               1848 OXNARD STREET
                           TARZANA, CALIFORNIA 91356

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about May 15, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 to holders of record of shares of common stock, par value $0.01 per share of Unilab Corporation, a Delaware corporation. You are receiving this Information Statement in connection with an Agreement and Plan of Merger, dated as of April 2, 2002, by and among Quest Diagnostics Incorporated, a Delaware corporation, Quest Diagnostics Newco Incorporated, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics which is referred to herein as the "Purchaser", and Unilab. Pursuant to the merger agreement, and subject to the terms and conditions thereof, Quest Diagnostics has caused Purchaser to make an offer to exchange each share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to certain limitations described below, or
(ii) 0.3256 of a share of common stock, par value $0.01 of Quest Diagnostics. The merger agreement provides, among other things, that as promptly as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement and the completion of the offer, and in accordance with the Delaware General Corporation Law, or DGCL, either Unilab will be merged with and into the Purchaser with the Purchaser surviving the merger or, depending on certain tax matters, the Purchaser will be merged with and into Unilab with Unilab surviving the merger. Either such alternative is referred to as the "merger." As a result of the offer and the merger, Unilab will become a wholly owned subsidiary of Quest Diagnostics. The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the consummation of the offer elect to receive cash in exchange for their Unilab shares in the offer.

     The offer, the merger and the merger agreement are more fully described in Unilab's Solicitation/ Recommendation Statement on Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Unilab with the Securities and Exchange Commission on May 15, 2002 and which is being mailed to stockholders of Unilab along with this Information Statement.

     Purchaser commenced the offer on May 15, 2002. The offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 17, 2002, unless it is extended by the Purchaser in accordance with the terms and conditions of the merger agreement.

     The merger agreement also provides that, upon the consummation of the offer, Unilab will cause certain designees of Quest Diagnostics, which are referred to in this Information Statement as the Quest Diagnostics designees, to be elected to the Board of Directors of Unilab. If, however, the merger agreement is terminated or if the Purchaser does not accept Unilab shares tendered for exchange in the offer, then Quest Diagnostics will not have any right to designate directors for election to the Unilab Board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Solicitation/Recommendation Statement. Information set forth herein related to Quest Diagnostics, the Purchaser or the Quest designees has been provided by Quest Diagnostics. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

THE QUEST DIAGNOSTICS DESIGNEES

     Effective upon the acceptance for payment or exchange of any shares of Unilab common stock pursuant to the offer, Quest Diagnostics will be entitled to designate the number of directors, rounded up to the next whole number, on the Unilab Board that equals the product of (1) the total number of directors on the Unilab Board (giving effect to the election of any additional directors pursuant to this provision of the merger agreement) and (2) the percentage that the number of Unilab shares owned by Quest Diagnostics and the Purchaser (including Unilab shares accepted for payment or exchange) bears to the total number of Unilab shares outstanding, and Unilab will take all action necessary to cause the Quest Designees to be elected or appointed to the Unilab Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, Unilab also will use its best efforts to cause individuals designated by Quest Diagnostics to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Unilab Board and (ii) each board of directors of each subsidiary of Unilab (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by applicable law. Notwithstanding the preceding sentences, prior to the effective time of the merger, two members who were members of the Board of Directors of Unilab prior to consummation of the offer will remain as directors of Unilab until the effective time; these individuals are referred to as "continuing directors." If the number of continuing directors is reduced to less than two for any reason prior to the effective time of the merger, the remaining and departing continuing directors will be entitled to designate a person to fill the vacancy. If no continuing directors remain, the other directors of Unilab then in office shall be entitled to designate two persons to fill such vacancies who are not officers or employees or affiliates of Unilab, Quest Diagnostics or the Purchaser or any of their respective subsidiaries, and such persons shall be deemed to be continuing directors.

     The directors of the Purchaser at the effective time of the merger shall be the directors of the corporation surviving the merger of Unilab with and into the Purchaser, whether that surviving corporation be Unilab or the Purchaser, and shall serve until the next annual meeting of stockholders of the surviving corporation and until their respective successors shall be duly elected or appointed and qualified.

     Set forth below is the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Quest Diagnostics to serve on the Unilab Board:

     Kenneth W. Freeman, 51, is chairman of the board and chief executive officer of Quest Diagnostics Incorporated. Mr. Freeman joined Quest Diagnostics in May 1995 as president and chief executive officer, was elected a director in July 1995 and was elected chairman of the board in December 1996. Prior to 1995, he served in a variety of financial and managerial positions at Corning Incorporated, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, general manager of the Science Products Division in 1989 and executive vice president in 1993. He was appointed president and chief executive officer of Corning Asahi Video Products Company in 1990.

     Robert A. Hagemann, 45, is vice president and chief financial officer of Quest Diagnostics Incorporated. He joined Corning Life Sciences, Inc., in 1992, where he held a variety of senior financial positions before being named vice president and corporate controller of Quest Diagnostics in 1996. Prior to joining Quest Diagnostics, Mr. Hagemann was employed by Prime Hospitality, Inc. and Crompton & Knowles, Inc. in senior financial positions. He was also previously associated with Ernst & Young. Mr. Hagemann assumed his present responsibilities in August 1998.

     Surya N. Mohapatra, Ph.D., 52, is president and chief operating officer of Quest Diagnostics Incorporated. Prior to joining Quest Diagnostics in February 1999 as senior vice president and chief operating officer, he was senior vice president of Picker International, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure.

     David M. Zewe, 50, is Senior Vice President -- US Operations of Quest Diagnostics Incorporated with overall responsibility for clinical laboratory operations in the United States. Mr. Zewe joined Quest Diagnostics in 1994 as General Manager of the Philadelphia regional laboratory and became Regional Vice President Sales and Marketing for the mid-Atlantic region in August 1996. Mr. Zewe became Vice

President -- Sales in October 1997 and Vice President -- Revenue Services in August 1999. Mr. Zewe assumed his current position in January 2001. Prior to joining the Quest Diagnostics, Mr. Zewe was with the Squibb Diagnostics Division of Bristol Myers Squibb, most recently serving as Vice President of Sales.

CERTAIN INFORMATION CONCERNING UNILAB

     As of May 14, 2002, Unilab had 33,573,700 shares of common stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held. Each share of Unilab common stock is entitled to one vote in all matters voted upon by the stockholders of Unilab.

                      INFORMATION CONCERNING DIRECTORS AND
                          EXECUTIVE OFFICERS OF UNILAB

DIRECTORS AND EXECUTIVE OFFICERS OF UNILAB

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Unilab.

     Robert E. Whalen, 59, was appointed President, Chief Executive Officer and a director of Unilab in November 1999. He was elected Chairman of the Board in November 2000. From May 1997 to September 1999, Mr. Whalen served as Executive Vice President and, from September 1998 to September 1999, as Chief Operating Officer of Scripps's Clinic, a 320-physician multi-specialty medical group located in Southern California. Mr. Whalen is also a director of Nanogen, Inc.

     Brian D. Urban, 40, has been Executive Vice President, Chief Financial Officer and Treasurer of Unilab since May 1998. He served as Vice President, Chief Financial Officer and Treasurer from September 1997 to April 1998. He was Vice President and Controller of Unilab from November 1993 to September 1997. Mr. Urban served as Assistant Controller of Unilab from October 1992 to November 1993. He was Manager of External Reporting of MetPath from July 1992 to October 1992. Prior thereto, Mr. Urban was senior audit manager at Price Waterhouse where he worked from November 1986 to July 1992.

     David W. Gee, 41, has been Executive Vice President, Secretary and General Counsel of Unilab since March 2000. Prior to his employment with Unilab, Mr. Gee was with the Seattle, Washington law firm of Garvey, Schubert & Barer from June 1998 through February 2000. Prior thereto, he served as Associate Vice President, Counsel, and Assistant Secretary for Laboratory Corporation of America from May 1995 to June 1998. He served as the Associate General Counsel and Assistant Secretary of LabCorp's predecessor, National Health Laboratories from 1991 to 1995. Prior thereto, Mr. Gee was with the law firm of Pillsbury, Madison & Sutro in its Los Angeles and San Diego offices.

     Emmett Kane, 53, was appointed Executive Vice President and Division President of Unilab Northern California in July 2000. Prior to his employment with Unilab, he held the position of Senior Vice President at Laboratory Corporation of America from September 1996 to July 2000. He was a member of LabCorp's Senior Management Committee from January 1997 to July 2000. From April 1995 to September 1997, he served as Vice President, Corporate Operations with LabCorp. Prior to the April 1995 merger of National Health Laboratories and Roche Biomedical Laboratory, Mr. Kane held positions of Director and then Vice President Operations at National Health Laboratories, which he joined in 1981.

     R. Jeffrey Lanzolatta, 49, has been Executive Vice President and Division President of Unilab Southern California since May 1998. He served as Division President of Unilab Southern California from July 1996 to April 1998. He was Senior Vice President, Sales and Marketing of Unilab Southern California from December 1994 to July 1996. He served as Vice President, Sales and Marketing of Unilab from November 1993 to December 1994. He served as Vice President, Sales and Marketing of MetWest from January 1993 to November 1993. Prior thereto, Mr. Lanzolatta served as Regional Vice President and General Manager of MetWest's Southern California operations from July 1990 to December 1992. From April 1990 to June 1990,

Mr. Lanzolatta served as Director of Sales and Marketing for MetWest's Northern California operations. Mr. Lanzolatta was Vice President, Business Development of International Clinical Laboratories' Western Operations from July 1985 through January 1989.

     C. Michael Hanbury, Ph.D., 38, Senior Vice President and Chief Scientific Officer, has been with Unilab since April 1998. Prior to joining Unilab, from April 1996 to April 1998, Dr. Hanbury managed Regulatory Affairs for Roche Diagnostics, Inc., an international diagnostic company, representing their interests to the US Food and Drug Administration for a variety of molecular diagnostic tests for infectious disease. Prior thereto, Dr. Hanbury served from September 1994 to March 1996 as National Technical Director of an international clinical diagnostic manufacturer and as a clinical chemist for Roche Biomedical Labs from April 1988 to September 1994. Dr. Hanbury is a registered clinical pathologist with over 17 years experience in laboratory testing services and in vitro diagnostic manufacturing.

     Paul T. Wertlake, M.D., 68, has been Vice President and Chief Medical Officer of Unilab since January 1994. Since October 1989, Dr. Wertlake has served as the Senior Medical Officer for Southern California and Medical Director of the Tarzana (Los Angeles) laboratory. Prior thereto, Dr. Wertlake served in the academic, hospital and reference laboratory sectors.

     Michael B. Goldberg, 55, has been a Managing Director of Kelso & Company, L.P. since October 1991 and became a director of Unilab in November 1999. Mr. Goldberg is also a director of Endo Pharmaceuticals, Inc.

     Walker Lewis, 57, is the Chairman of Devon Partners and its subsidiary, Devon Value Advisers, and became a director of Unilab in May 2001. Mr. Lewis is currently a Director of American Management Systems, Scientific Games, Everyday Convenience Stores, Mrs. Fields Brands, Owens Corning and serves as Chairman of Applied Predictive Technologies and London Fog Industries.

     James R. Maher, 52, has been a partner at Park Avenue Equity Partners, L.
P. since 2001 and became a director of Unilab in May 2001. Mr. Maher served as President of MacAndrews & Forbes Holdings Inc., a diversified holding company, from 1998 to 2000 and as President and Chief Executive Officer of Mafco Consolidated Group Inc. from 1995 to 2000. Mr. Maher is also a director of Panavision, Inc.

     David I. Wahrhaftig, 45, has been a Managing Director of Kelso & Company, L.P. since April 1998. Mr. Wahrhaftig has been affiliated with Kelso & Company since 1987, and became a director of Unilab in November 1999. Mr. Wahrhaftig also serves as a director of Endo Pharmaceuticals, Inc.

UNILAB BOARD MEETINGS

     The Board of Directors held a total of four (4) meetings and took action by written consent fourteen (14) times during the fiscal year ended December 31, 2001. All directors attended 75% or more of the aggregate number of board meetings and committee meetings of which they were a member.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee and an Audit Committee.

     The Compensation Committee is composed of Messrs. Maher and Lewis. The Compensation Committee has the authority to evaluate Unilab's compensation policies, determine Unilab's executive compensation policies and guidelines and administer Unilab's stock option and compensation plans. The Compensation Committee held one meeting during fiscal year 2001.

     The Audit Committee is composed of Messrs. Maher, Lewis, and Wahrhaftig. Mr. Wahrhaftig is Chairman of the Audit Committee. Each of Messrs. Maher and Lewis meet the independence requirements under the current National Association of Securities Dealers ("NASD") listing standards. In addition, the Board of Directors determined in accordance with Section 4350(d)(2)(B) of NASD's listing standards to appoint Mr. Wahrhaftig to the Audit Committee, which standards allow one non-independent director to serve on the Audit Committee under exceptional and limited standards. Mr. Wahrhaftig is a Managing Director of Kelso & Company, L.P., an affiliate of Unilab. The determination to appoint Mr. Wahrhaftig to the Audit

Committee was made with the belief that his membership on the committee is in the best interests of Unilab and its stockholders due to his service on the Board of Directors since November 1999, his accounting experience, and his extensive business and financial expertise and background and familiarity with Unilab's accounting practices. The Audit Committee has the following responsibilities: (a) recommending the engagement of independent accountants to audit Unilab's financial statements; (b) discussing the scope and results of the audit with Unilab's independent accountants; (c) reviewing the functions of Unilab's management and independent accountants pertaining to Unilab's financial statements; and (d) performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Audit Committee held a total of 3 meetings during fiscal year 2001.

     The Board of Directors does not have a Nominating Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Unilab's Compensation Committee currently consists of Messrs. Maher and Lewis. No interlocking relationship exists or has existed between Messrs. Maher or Lewis or any other member of the Unilab Board and any members of the board of directors or compensation committee of any other company.

COMPENSATION OF DIRECTORS

     The directors of Unilab who are Unilab executive officers or who are associated with Kelso do not received any compensation for serving on the Board. Independent directors receive an annual fee of $25,000 paid in a lump sum. In addition, each independent director receives an annual option grant under Unilab's 2001 Stock Option Plan to purchase 10,000 shares of Unilab common stock. Each annual option is fully vested at the time of grant, but otherwise subject to the same terms and conditions as apply to other stock option grants under Unilab's 2001 Stock Option Plan.

                 SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN
         BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF UNILAB

     The following table sets forth information about beneficial ownership of Unilab's common stock on May 14, 2002, by: (a) each named executive officer listed in the Summary Compensation Table below; (b) each director; (c) each person known to Unilab to be the beneficial owner of more than 5% of Unilab's common stock; and (d) all of Unilab's executive officers and directors as a group.

     Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Unilab Corporation, 18448 Oxnard Street, Tarzana, California 91356.

     Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Unilab's calculation of the percentage of beneficial ownership is based on 33,573,700 shares of Common Stock outstanding on May 14, 2002. Shares of Unilab common stock subject to options that are presently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                    COMMON STOCK
                                                           ------------------------------
                                                           NUMBER OF    PERCENT OF SHARES
SHAREHOLDER                                                  SHARES        OUTSTANDING
-----------                                                ----------   -----------------
Beneficial owners of more than 5%:
  Kelso Investment Associates VI, L.P.(1)................  11,985,668         35.7%
  KEP VI, LLC(1).........................................   1,855,510          5.5%
  Frank T. Nickell(1)(2).................................  13,841,178         41.2%
  Thomas R. Wall, IV(1)(2)...............................  13,841,178         41.2%
  George E. Matelich(1)(2)...............................  13,841,178         41.2%
  Michael B. Goldberg(1)(2)..............................  13,841,178         41.2%
  David I. Wahrhaftig(1)(2)..............................  13,842,741         41.2%
  Frank K. Bynum(1)(2)...................................  13,841,178         41.2%
  Philip E. Berney(1)(2).................................  13,841,178         41.2%
  Quest Diagnostics Incorporated(3)......................  13,841,178         41.2%
Directors:
  Robert E. Whalen(4)....................................     944,469          2.7%
  Michael B. Goldberg(1)(2)..............................  13,841,178         41.2%
  Walker Lewis...........................................      10,000            *
  James R. Maher.........................................      64,427            *
  David I. Wahrhaftig(1)(2)..............................  13,842,741         41.2%
Named Executive Officers:
  Robert E. Whalen(4)....................................     944,469          2.7%
  Brian D. Urban.........................................     297,703            *
  R. Jeffrey Lanzolatta(5)...............................     253,691            *
  David W. Gee...........................................      92,452            *
  Emmett Kane............................................     169,079            *
All current directors and executive officers as a group
  (9 persons)............................................  15,674,562         44.5%

---------------

* Less than one percent

(1) The business address for these people is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(2) Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and Kelso GP VI, LLC, the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares. Mr. Wahrhaftig directly owns 1,563 shares of Unilab common stock.

(3) The business address for this person is One Malcolm Avenue, Teterboro, New Jersey 07608. By virtue of a stockholders agreement, dated April 2, 2002, among Kelso Investment Associates VI, L.P., KEP VI, LLC (together with Kelso Investment Associates VI, the "Kelso stockholders"), Unilab, Quest Diagnostics Incorporated and Quest Diagnostics Newco Incorporated, Quest Diagnostics Incorporated may be deemed to be the beneficial owner of 13,841,178 shares of Unilab common stock held of record by the Kelso stockholders. By virtue of the stockholders agreement, Quest Diagnostics Incorporated may be deemed to share voting power with respect to such shares, but disclaims beneficial ownership thereof.

(4) Includes 1,000 shares of Unilab common stock held by two of Mr. Whalen's children.

(5) Mr. Lanzolatta directly owns 1,000 shares of Unilab common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Unilab's directors and executive officers, and persons who own more than 10% of Unilab's outstanding common stock, to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or 5 with the Securities and Exchange Commission, or SEC, and Nasdaq Stock Market, Inc. Such officers, directors and 10% holders are also required by SEC regulations to furnish Unilab with copies of all Section 16(a) reports that they file.

     To Unilab's knowledge, based solely on its review of the copies of such reports furnished to it or otherwise in its files and on written representations from Unilab's directors, executive officers and ten percent shareholders that no other reports were required, during the fiscal year ended December 31, 2001, Unilab's officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides certain summary information concerning compensation awarded to, earned by or paid to Unilab's chief executive officer and each of the four other most highly compensated executive officers of Unilab determined as of the end of the last fiscal year (herein referred to as the "named executive officers") for the fiscal years ended December 31, 2001, 2000 and 1999.

                                                                                               LONG-TERM
                                                                                          COMPENSATION AWARDS
                                                      ANNUAL COMPENSATION              --------------------------
                                             -------------------------------------     SECURITIES
NAME AND PRINCIPAL                            ANNUAL                  OTHER ANNUAL     UNDERLYING     ALL OTHER
POSITION                              YEAR   SALARY(1)     BONUS(2)   COMPENSATION     OPTIONS (#)   COMPENSATION
------------------                    ----   ---------     --------   ------------     -----------   ------------
Robert E. Whalen....................  2001   $432,000      $432,000     $ 3,367(4)              0      $129,149(5)
  Chairman of the                     2000    432,000       216,000         937(4)      1,264,503       109,416(5)
  Board, President and CEO(3)         1999     44,400            --          --                --        92,222(6)
Brian D. Urban......................  2001    243,000       270,000      21,083(7)         49,658        75,830(8)
  Executive Vice                      2000    243,000       135,000      24,100(7)        379,350        63,050(8)
  President, Chief                    1999    198,450       340,200       9,600(12)        49,316       189,155(8)
  Financial Officer
  And Treasurer
R. Jeffrey Lanzolatta...............  2001    261,000       270,000       9,600(9)         25,000        99,578(15)
  Executive Vice                      2000    243,000       135,000      11,459(9)        379,350        80,099(15)
  President and                       1999    243,000       189,000      53,007(10)        49,316       434,653(16)
  Division
  President, Unilab
  Southern
David W. Gee........................  2001    216,000       162,000       9,600(12)        49,658        46,848(17)
  Executive Vice                      2000    180,000        81,000       8,000(12)       126,450        31,583(5)
  President,
  Secretary and
  General Counsel(11)
Emmett Kane.........................  2001    243,000       243,000      11,794(14)        15,000        33,500(5)
  Executive Vice                      2000    121,500       108,000      43,675(14)       252,900        27,906(5)
  President and
  Division
  President, Unilab
  Northern(13)

---------------

 (1) Includes 8% of base salary credited to a deferred compensation account for the benefit of the named executive officer.

 (2) Includes 8% of bonus credited to a deferred compensation account for the benefit of the named executive officer.

 (3) Mr. Whalen has served as President and CEO since November 23, 1999 and as Chairman since November 15, 2000.

 (4) Represents (a) imputed benefit and tax gross-up payment on the use of a company car of $1,061 and $937 in 2001 and 2000, respectively, and (b) tax preparation services plus a tax gross-up payment of $2,306 and $0 in 2001 and 2000, respectively.

 (5) Represents Unilab's contributions to the Long-Term SERP Plan.

 (6) Represents consulting payments to Mr. Whalen for the period from September 1, 1999 to November 22, 1999.

 (7) Represents (a) a car allowance of $9,600, and (b) imputed interest on an interest free loan plus a tax gross-up payment of $11,483 and $14,500 in 2001 and 2000, respectively.

 (8) Represents Unilab contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $6,500, $1,775 and $1,600 in 2001, 2000 and
     1999, respectively.

 (9) Represents (a) a car allowance of $9,600, and (b) tax preparation services plus a tax gross-up payment of $0 and $1,859 in 2001 and 2000, respectively.

(10) Represents (a) a car allowance of $9,600, (b) imputed interest on an interest free loan of $2,580, and (c) a tax gross-up benefit of $40,827.

(11) Mr. Gee assumed his position on March 1, 2000.

(12) Represents a car allowance.

(13) Mr. Kane assumed his position on July 1, 2000.

(14) Represents (a) a car allowance of $9,600 and $4,800 for 2001 and 2002, respectively, and (b) relocation expenses and a tax gross-up payment of $2,194 and $38,875 for 2001 and 2000, respectively.

(15) Represents Unilab's contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $6,800, $2,125 and $2,578 in 2001, 2000 and
     1999, respectively.

(16) Represents Unilab's contributions to the Long-Term SERP Plan and forgiveness of a $50,000 loan.

(17) Represents Unilab's contributions to the Long-Term SERP Plan and Unilab 401(k) Plan contribution s of $6,800 and $0 in 2001 and 2000, respectively.

OPTION GRANTS IN FISCAL YEAR 2001

     The following table shows information regarding nonqualified stock options that were granted to the named executive officers during the year ended December 31, 2001, and has been adjusted to reflect a 1 for 0.986312 reverse stock split of Unilab's common stock, effected on May 16, 2001. Unilab has not granted any stock appreciation rights.

                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF STOCK
                                                                                     PRICE APPRECIATION FOR
                                                 INDIVIDUAL GRANTS                       OPTION TERM (2)
                                  ------------------------------------------------   -----------------------
                                               % OF TOTAL
                                  NUMBER OF     OPTIONS
                                  SECURITIES   GRANTED TO
                                  UNDERLYING   EMPLOYEES    EXERCISE
                                   OPTIONS     IN FISCAL    PRICE PER   EXPIRATION
NAME                              GRANTED(1)      YEAR      SHARE($)       DATE        5%($)        10%($)
----                              ----------   ----------   ---------   ----------   ----------   ----------
Brian D. Urban..................    12,329(2)      2.2%        5.93       2/28/11      45,987      116,509
                                    25,000(2)      4.4%       19.30       11/9/11     303,500      769,000
                                    12,329(3)      2.2%        5.93       2/28/11          --           --
R. Jeffrey Lanzolatta...........    25,000(2)      4.4%       19.30       11/9/11     303,500      769,000
David W. Gee....................    12,329(2)      2.2%        5.93       2/28/11      45,987      116,509
                                    25,000(2)      4.4%       19.30       11/9/11     303,500      769,000
                                    12,329(3)      2.2%        5.93       2/28/11          --           --
Emmett Kane.....................    15,000(2)      2.6%       19.30       11/9/11     182,100      461,400

---------------

(1) Represents nonqualified options which were granted under Unilab's Amended and Restated 2000 Executive Stock Option Plan and Unilab's 2001 Stock Option Plan. Class A options vest in three equal annual installments. Vesting of Class A options will be accelerated in connection with the occurrence of an exit event (which involves certain sales or other dispositions of Unilab's common stock). Class C options vest based upon achieving certain share price targets. If the share price targets for the Class C options are achieved, resulting in the vesting of each tranche of options, Unilab will record non-cash compensation charges related to the vesting of those options.

(2) Represents Class A options.

(3) Represents Class C performance options.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table provides information concerning the exercise of options during 2001 and unexercised options held as of the end of the fiscal year, with respect to the named executive officers.

                                                            NUMBER OF
                                                      SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                         SHARES                         DECEMBER 31, 2001          DECEMBER 31, 2001(A)(B)
                       ACQUIRED ON      VALUE      ---------------------------   ----------------------------
                        EXERCISE     REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXCERCISABLE
                       -----------   -----------   -----------   -------------   -----------   --------------
Robert E. Whalen.....        --             --       899,863        364,639      17,250,374      6,990,130
Brian D. Urban.......    30,468        412,689       245,790        152,750       4,711,794      2,593,968
R. Jeffrey
  Lanzolatta.........    27,928        378,217       237,771        138,657       4,558,070      2,323,805
David W. Gee.........     9,274        125,616        89,855         76,979       1,722,520      1,141,437
Emmett Kane..........     8,050        109,037       169,079         90,771       3,241,244      1,539,530

---------------

(A) Market value of the underlying securities at exercise date, minus exercise price of the options.

(B) Market value of the underlying securities at December 31, 2001, $25.10 per share, minus exercise price of the unexercised options.

EXECUTIVE RETIREMENT PLAN

     Effective as of January 1, 1995, Unilab's stockholders approved the adoption of the Executive Retirement Plan, or SERP, an unfunded defined contribution plan, for the benefit of designated key employees. Participants receive an annual contribution to their account as well as earning interest on their account balance at prime plus two percent. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 5.49% and 3.8% in 2001, 6.35% and 3.8% in 2000, 5.1% and 3.8% in 1999 and 6.0% and 3.8% in 1998.
As soon as practicable following the death, disability or retirement of a participant after attaining age 65, known as the payment date, the participant will receive a distribution of his account. However, a participant may irrevocably elect to have his account distributed in equal annual installments over a period of no more than five years from the payment date, provided that such election is filed no later than one year prior to the payment date. In addition, a participant shall be entitled to a distribution of his account upon his termination of employment for good reason or without cause (as defined in the SERP), in each case only after a change in control.

EXECUTIVE OFFICER EMPLOYMENT CONTRACTS

     Each of named executive officer of Unilab is currently a party to an employment agreement with Unilab, and each of Messrs. Whalen, Urban, Kane and Gee is also a party to a new employment agreement with Unilab and Quest Diagnostics Incorporated. The current employment agreements and the new employment agreements are described below.

CURRENT EMPLOYMENT AGREEMENTS

 MR. WHALEN

     Mr. Whalen is party to an employment agreement with Unilab dated February 24, 2000 and amended as of November 13, 2001. The current employment agreement will expire on the earlier of December 31, 2005, or upon the commencement of Mr. Whalen's new employment agreement. The current employment agreement provides for an annual salary of $400,000 and an annual bonus if performance targets are achieved. In the event that Mr. Whalen's employment is terminated for a reason other than death, disability, cause or expiration of the term of the agreement, and he signs a general release, he will be entitled to receive:

     - an amount equal to three times his annual salary;

     - continuation of welfare benefits coverage for the longer of 36 months or the remainder of the term of the employment agreement;

     - the immediate vesting of any service stock options granted to him by Unilab;

     - the waiver of the 90-day post-termination of employment exercise period for any vested stock options held by Mr. Whalen; and

     - the acceleration and payment of all benefits accrued under our deferred compensation and supplemental retirement plans.

     If Mr. Whalen resigns following the occurrence of a change of control and signs a general release in favor of Unilab, he will be entitled to the benefits described above, except that in lieu of the stock option vesting and waiver of the post-termination exercise period, he will receive the annual bonus payments that he would have otherwise received had the annual performance targets been achieved and his employment continued for the longer of thirty-six months or the remainder of the term of the agreement. Mr. Whalen's current employment agreement also contains a noncompetition provision that prohibits him from competing with Unilab for three years after he ceases employment with Unilab.

 MESSRS. URBAN, LANZOLATTA, KANE AND GEE

     Messrs. Urban, Lanzolatta, Kane and Gee are each currently a party to an employment agreement with Unilab. These current employment agreements provide for an annual salary of $250,000 for Messrs. Urban and Lanzolatta and $225,000 for Messrs. Kane and Gee. In addition, under his current employment agreement, each executive is entitled to an annual bonus if performance targets are achieved. Unilab may terminate these current employment agreements without "cause" (as defined in the current employment agreement) on specified advance notice by providing severance pay equal to one to two times, depending on the executive, of the executive's current annual salary plus certain other benefits. In addition, these current employment agreements provide that if an executive is terminated by Unilab without cause in association with a change of control or the executive terminates his employment for "good reason" (as defined in the current employment agreement) within two years following a change of control, the executive is generally entitled to receive an amount equal to two times the sum of his annual salary and bonus and continuation of welfare benefits coverage for twenty-four months. Mr. Urban's and Mr. Lanzolatta's current employment agreements also contain a noncompetition provision that prohibits them from competing with Unilab for one year following a termination of their employment by Unilab without cause which is not associated with a change of control.

NEW EMPLOYMENT AGREEMENTS

     On April 2, 2002, in connection with the signing of the merger agreement, Messrs. Whalen, Urban, Kane and Gee entered into new employment agreements that become operative and supersede their current employment agreements on the date Quest Diagnostics purchases Unilab shares that have been tendered into the offer. The new employment agreements provide that neither the offer nor any other transaction contemplated by the merger agreement will constitute a change of control under their current employment agreements. If the merger agreement is terminated, the new employment agreements will be void and the current employment agreements will continue in effect.

 MR. WHALEN

     The term of Mr. Whalen's new employment agreement will commence on the date of the consummation of the offer and will terminate on February 28, 2005, unless terminated earlier as described below. The new employment agreement provides for Mr. Whalen to serve as Quest Diagnostics' Regional Vice President, California and entitles him to receive:

     - an annual salary of $400,000;

     - an annual incentive bonus with a target payout equal to 50% of his annual salary if certain performance targets are achieved;

     - a stock option grant at an exercise price equal to the fair market value of shares of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan; and

     - such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

     Mr. Whalen will also be eligible to participate in an integration bonus arrangement that will entitle him to a bonus equal to $2,766,000 if target integration results are achieved, up to a bonus equal to $8,298,000 if exceptional integration results are achieved. The integration bonus is payable following the closing of the financial statements for fiscal year 2004, however Quest Diagnostics may, in its sole discretion, pay a portion of the integration bonus following the closing of Quest Diagnostics' financial statements for fiscal year 2003. Generally, no integration bonus is payable to Mr. Whalen if he is not continuously employed by Quest Diagnostics through the expiration of the agreement, unless his employment terminates due to his death or disability.

     Mr. Whalen's new employment agreement provides that 40% of his outstanding, unvested Unilab Class C3 stock options will immediately vest and convert into options to acquire shares of Quest Diagnostics common stock and the remaining 60% will be cancelled. All of Mr. Whalen's unvested Unilab Class A stock options will vest and become immediately exercisable on the on the date of the consummation of the offer.

     If Mr. Whalen's employment is terminated by Quest Diagnostics without cause, or if Mr. Whalen terminates his employment for "good reason" (as defined in his new employment agreement), provided he signs a general release, he will be entitled to receive:

     - continued payment of his salary for 36 months;

     - continued medical benefits coverage for 36 months; and

     - an amount equal to the integration bonus that would be paid to him if he had achieved the target integration results, offset by any amounts that may have been previously paid to him in respect of the integration bonus.

     The new employment agreement contains confidentiality obligations that survive indefinitely and nonsolicitation and noncompetition obligations that end on the later of four years from the effective date of the new employment agreement and the second anniversary of the date his employment has ceased.

     If any of the payments to be received by Mr. Whalen will be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the "Code"), such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by Mr. Whalen will be subject to the excise tax imposed under Section 4999 of the Code.

 MR. KANE

     The term of Mr. Kane's new employment agreement will commence on the on the date of the consummation of the offer and will terminate on February 28, 2005, unless terminated earlier as described below. The new employment agreement provides for Mr. Kane to perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, who is expected to be Mr. Whalen. The new employment agreement entitles him to receive:

     - an annual salary of $225,000;

     - an annual incentive bonus with a target payout equal to 40% of his annual salary if certain performance targets are achieved;

     - a stock option grant at an exercise price equal to the fair market value of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan; and

     - such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

     The new employment agreement also provides for an interim integration bonus of $415,000 to be paid to Mr. Kane if he is employed by Quest Diagnostics through the first anniversary of the on the date of the consummation of the offer, and an additional integration bonus of up to $415,000 payable based upon the operating results of the areas Mr. Kane is responsible for during the integration period commencing on the date of the consummation of the offer and ending with Quest Diagnostics' 2004 fiscal year. No integration bonus will be paid if the operating results do not exceed target results and a maximum of $415,000 will be payable if stretch results are achieved. Results that fall between target and stretch results will entitle Mr. Kane to a pro rated integration bonus payment. Generally, no integration bonus is payable to Mr. Kane if he is not continuously employed by Quest Diagnostics through the expiration of the new employment agreement unless his employment terminates due to his death or disability.

     Mr. Kane's new employment agreement provides that 40% of his outstanding, unvested Unilab Class C3 stock options will immediately vest and convert into options to acquire shares of Quest Diagnostics common stock and the remaining 60% will be cancelled. All of Mr. Kane's unvested Unilab Class A stock options will vest and become immediately exercisable on the date of the consummation of the offer.

     If Mr. Kane's employment is terminated by Quest Diagnostics without cause or, if Mr. Kane terminates his employment for good reason, provided he signs a general release, he will be entitled to receive:

     - continued payment of his salary for 24 months;

     - continued medical benefits coverage for 24 months; and

     - an amount equal to the interim integration bonus if Mr. Kane did not receive the interim integration bonus.

     If any of the payments to be received by Mr. Kane will be subject to the excise tax imposed under Section 4999 of the Code, such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by Mr. Kane will be subject to the excise tax imposed under Section 4999 of the Code. Mr. Kane's new employment agreement also contains noncompetition and nonsolicitation provisions that apply for two years from the date his employment terminates.

     Kelso has indicated that it currently intends to consider appropriately compensating Mr. Whalen and Mr. Kane if Kelso concludes that their integration bonus payments, and interim integration bonus in Mr. Kane's case, ultimately result in their being unfairly disadvantaged relative to other senior managers. Kelso has emphasized, however, that its current intention does not represent a binding obligation on its part to compensate Messrs. Whalen and Kane. Any determination as to whether, and to what extent, to compensate those individuals will be made by Kelso at a future time and in its sole discretion, based on the facts and circumstances at such time.

  MESSRS. URBAN AND GEE

     The term of the new employment agreements of each of Messrs. Urban and Gee will commence on the date of the consummation of the offer and will terminate on the first anniversary of such date, unless earlier terminated as described below. Mr. Urban will perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, and/or the Chief Financial Officer of Quest Diagnostics, and Mr. Gee will perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, and/or the General Counsel of Quest Diagnostics. The new employment agreements entitle each of them to receive:

     - an annual salary of $225,000;

     - an annual incentive bonus with a target payout equal to a percentage of their annual salaries if certain performance targets are achieved (40% for Mr. Urban and 30% for Mr. Gee); and

     - such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

     Mr. Gee will also receive a stock option grant at an exercise price equal to the fair market value of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan. The stock option will vest in full on the second anniversary of the date of grant.

     Messrs. Urban's and Gee's new employment agreements provide that all of their unvested Unilab Class C3 and Class A stock options will become immediately vested and exercisable on the date of the consummation of the offer.

     If Messrs. Urban or Gee are terminated by Quest Diagnostics without cause, or if they terminate their employment for good reason, provided they sign a general release, they will be entitled to receive:

     - continued payment of salary for 24 months;

     - continued medical benefits coverage for 24 months; and

     - an amount equal to $375,000 for Mr. Urban and $250,000 for Mr. Gee.

     In the event that Messrs. Urban or Gee resign their employment for any reason during the ten day period following the expiration of their new employment agreements, they will be entitled to receive payment of their salary for 24 months and an amount equal to $375,000 for Mr. Urban and $250,000 for Mr. Gee, subject to their execution of a general release.

     If any of the payments to be received under these new employment agreements will be subject to the excise tax imposed under Section 4999 of the Code, such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by either Mr. Urban or Mr. Gee will be subject to the excise tax imposed under Section 4999 of the Code. These new employment agreements also contain noncompetition and nonsolicitation provisions that apply for two years from the date of termination of employment.

                      BOARD COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is composed of Messrs. Maher and Lewis, each of whom are non-employee, outside directors. The Compensation Committee is responsible for evaluating the Company's compensation policies, determining its executive compensation policies and guidelines, and administering its stock option and compensation plans.

COMPENSATION PHILOSOPHY AND POLICIES

     Under the supervision of the Compensation Committee, the Company's compensation policy is designed to attract and retain qualified key executives and employees critical to the Company's growth and long-term success. It is the objective of the Board of Directors to have a portion of each executive's compensation contingent upon the Company's performance as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of three elements:

     - Base salary which reflects individual performance and expertise;

     - Variable bonus awards payable in cash and tied to the achievement of certain performance goals that the Board of Directors establishes from time to time for the Company and the individual; and

     - Long-term stock-based awards which are designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders.

     The summary below describes in more detail the factors, which the Compensation Committee considers in establishing each of the three primary components of the compensation package provided to the executive officers.

BASE SALARY

     The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies which compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. Base salary is adjusted each year to take into account the individual's performance and to maintain a competitive salary structure. The Company's performance does not play a significant role in the determination of base salary.

CASH-BASED INCENTIVE COMPENSATION

     Cash bonuses are awarded on a discretionary basis to executive officers on the basis of their success in achieving designated individual goals and the Company's success in achieving specific company-wide goals, such as the Company's critical success factors.

STOCK OPTION PLANS

     The Company has utilized its stock option plans to provide executives and other key employees with incentives to maximize long-term stockholder values. Awards under these plans take the form of stock options designed to give the recipient an equity stake in the Company and thereby closely align his or her interests with those of the Company's stockholders. Factors considered in making such awards include the individual's position in the Company, his or her performance and responsibilities, and internal comparability considerations.

CHIEF EXECUTIVE OFFICER COMPENSATION

     In setting the compensation payable during fiscal year 2001 to the Company's Chief Executive Officer, Robert E. Whalen, the Compensation Committee used the same factors as described above. The Compensation Committee's objective in setting Mr. Whalen's 2001 compensation was to be competitive with other companies in the Company's industry and to allow for potential compensation based on long-term performance criteria as defined above.

     Section 162(m) of the Code disallows a federal income tax deduction for compensation over $1 million paid to the Chief Executive Officer and any of the executive officers included in the compensation tables preceding this report, subject to certain exceptions. Pursuant to transitional rules set forth in the regulations under Section 162(m), the $1 million deduction limit is not expected to apply to the compensation to be paid to our Chief Executive Officer and any of our other executive officers in 2001. Accordingly, all compensation paid by us in 2001 should be deductible.

Submitted by the Compensation Committee of the Board of Directors:
James R. Maher          Walker Lewis

                            STOCK PERFORMANCE GRAPH

     The graph below compares the cumulative total shareholder returns on the shares of common stock of Unilab for the period commencing on June 6, 2001, the date on which Unilab became a publicly held corporation, and ending on December 31, 2001, with (a) the cumulative total return of the Standard & Poor's 500 Stock Index and (b) the Medical Laboratory Index, which consists of comparable medical laboratory companies with the same Standard Industrial Classification Code. The graph assumes that $100.00 was invested on June 6, 2001, on a dividend reinvested basis. No cash dividends have been declared on our common stock. The comparisons reflected in the graph and table below are not intended to forecast the future performance of Unilab's stock and may not be indicative of future performance.

COMPARES CUMULATIVE TOTAL RETURN AMOUNTS FOR
UNILAB, S & P 500 INDEX AND MEDICAL LABORATORY INDEX

                              (PERFORMANCE GRAPH)

                                                                    S & P 500    MEDICAL LABORATORY
MEASUREMENT POINT                                        UNILAB       INDEX            INDEX
-----------------                                        -------   -----------   ------------------
June 6, 2001...........................................  $100.00     $100.00          $100.00
December 31, 2001......................................  $156.88     $ 90.40          $107.32

UNILAB STOCK OPTION PLANS

  2001 STOCK OPTION PLAN

     On May 15, 2001 Unilab adopted, and on May 16, 2001 the Unilab stockholders approved, the Unilab Corporation 2001 Stock Option Plan, which is referred to as the 2001 Plan. The 2001 Plan is intended to promote the interests of Unilab and its stockholders by providing officers and other employees with appropriate incentives to encourage them to enter into and continue in our employ and to acquire a proprietary interest in the equity success of Unilab; to provide incentives to our non-employee directors that are directly linked to increases in stock value; and to reward the performance of individual officers, other employees, consultants and non-employee directors in fulfilling their personal responsibilities for long-range achievements.

     General. Unilab has reserved 500,000 shares of Unilab common stock for issuance under our 2001 Plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. It is anticipated that these shares will be allocated primarily to our new employees as appropriate. No option holder shall have any rights with respect to the shares covered by an award under the 2001 Plan until the shares have been reduced to such person's possession.

     Administration. The 2001 Plan is administered by Unilab's Compensation Committee. To the extent necessary to satisfy applicable legal requirements, each member of the Compensation Committee is a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The Compensation Committee has full power to construe and interpret the 2001 Plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2001 Plan.

     Eligibility. Our officers, including persons identified in the Summary Compensation Table in this Information Statement, employees, consultants and non-employee directors are eligible to receive awards under the 2001 Plan.

     Types of Awards. The only awards that may be granted under the 2001 Plan are stock options. The 2001 Plan provides for grants of both incentive stock options, also known as ISOs, within the meaning of Section 422 of the Internal Revenue Code, and non-qualified stock options that do not qualify as ISOs.

     Amendment. The 2001 Plan may be amended by the Board, at any time, subject to stockholder approval where necessary, to satisfy federal tax or other applicable laws or stock exchange requirements. The 2001 Plan will terminate not later than ten years after the date stockholder approval of the 2001 Plan was received. However, stock options granted before the termination of the 2001 Plan may extend beyond that date in accordance with their terms.

     Exercisability and Vesting of Stock Options. Stock options will vest and become exercisable at the times and upon the conditions that the Compensation Committee may determine, as reflected in the stock option agreement. The Compensation Committee has the authority to accelerate the vesting of any outstanding stock option at such times and under such circumstances as it, in its sole discretion, deems appropriate, for instance, upon a "Change in Control" as defined in the 2001 Plan. Generally, options will vest with respect to one third of the shares subject to the option on each of the first three anniversaries of the grant date and will not be exercisable until the occurrence of an exit event (which involves certain sales or other dispositions of Unilab common stock).

     Stock Options. Options entitle the holder to purchase shares of Unilab common stock during a specified period (typically after an exit event) at a purchase price specified by the Compensation Committee (not less than 85% of the fair market value (100% if an ISO) of Unilab common stock on the day the option is granted). Each option granted under the 2001 Plan will be exercisable for a period of 10 years from the date of grant, or such lesser period as the Compensation Committee shall determine. Options may be exercised in whole or in part, generally in amounts of 100 shares or more, by the payment in cash of the full option price of the shares purchased, by tendering shares of Unilab common stock with a fair market value equal to the option price of the shares purchased (provided that the option holder must have owned such tendered shares for at least six months), or by other methods approved by the Compensation Committee. Options that are exercisable as of the date of a participant's termination of service with Unilab may be exercised after such date for the period set forth in the option agreement or as otherwise determined by the Compensation Committee. Unless otherwise provided in an option agreement, options held by a participant upon termination from our service for "cause" (which will be defined in the option agreement) shall immediately expire (whether or not then exercisable).

 2000 EXECUTIVE STOCK OPTION PLAN

     On June 19, 2000, Unilab adopted, and on June 29, 2000 Unilab stockholders approved, Unilab's 2000 Executive Stock Option Plan, which is referred to as the 2000 Plan, effective as of the same date.

     The purpose of the 2000 Plan is to advance Unilab's interests by providing for grants of options to purchase Unilab common stock, thus affording certain of Unilab's officers, directors, consultants and key employees and Unilab's subsidiaries an ownership interest and thus to stimulate increased personal interest in the success and future growth of Unilab.

     General. Unilab has reserved for issuance 3,793,508 shares of Unilab common stock under the 2000 Plan. All shares of Unilab common stock (or other securities) issuable upon exercise of any stock options must be duly authorized and, must be validly issued upon such exercise and must be fully paid and nonassessable. No option holder (nor a permitted transferee) shall have any rights with respect to the shares subject to the option until the shares have been reduced to the holder's possession. In addition, options which were granted under Unilab's 1996 Stock Option and Performance Incentive Plan and under other prior plans, were made subject to the terms of the 2000 Plan. A total of 3,686,350 options have previously been granted under the 2000 Plan. It is intended that any options granted under the 2000 Plan in the future will be subject to the terms and conditions set forth in the 2001 Plan.

     Administration. Unilab's Board of Directors administers the 2000 Plan. The Board has full power to construe and interpret the 2000 Plan, to establish rules for its administration and to grant options to eligible persons, in each case in accordance with the provisions of the 2000 Plan. All Board actions made pursuant to the 2000 Plan will be binding and conclusive on all interested persons.

     Eligibility. Options may be granted to certain Unilab executives named in the 2000 Plan, executive officers, directors, consultants or key employees of Unilab, from time to time, as determined by the Board. In determining who is an eligible person or appropriate grants under the plan, the Board takes into account such factors as it views as relevant.

     Terms and Conditions of Options. The options previously granted pursuant to the plan include:

     - 1,650,276 Class A options;

     - 193,258 Class B options; and

     - 1,842,816 Class C options.

     Shares subject to options are subject to adjustment in the event of stock dividends, stock splits and reverse stock splits. In the event of a consolidation or merger or in case of any sale, lease or transfer of substantially all of the assets of Unilab (which does not constitute an "exit event" under the terms of the plan), the 2000 Plan requires the acquiror to assume each option, which shall continue to vest and become exercisable in accordance with its terms (adjusted, in the discretion of Unilab's Board, to reflect the effect of such transaction).

     Exercisability. Class A options vest in three equal annual installments; provided, however, that the vesting may be accelerated in connection with the occurrence of an "exit event" under the plan, which involves certain sales or other dispositions of Unilab common stock. Class B options, which are held by consultants, begin vesting upon Kelso's realization of a certain minimum return on its investment in Unilab. As Kelso realizes higher investment returns on its investment in Unilab, more Class B options will vest.

     Unilab amended the 2000 Plan on June 5, 2001 to alter the vesting provisions of Class B options that had been granted to employees, officers and directors. Those options were converted to Class C options. Under the 2000 Plan, as amended, these options will vest in three discrete tranches contingent upon:

     - the price of Unilab common stock exceeding a defined average closing price threshold over all of the consecutive trading days within a six month calendar period (certain exclusions may apply if vesting occurs in connection with the announcement of a transaction pursuant to which Unilab may be acquired), and a minimum price on the last trading day of such six month calendar period; and

     - the holder of the Class C option being a director, officer or employee of Unilab or any Unilab subsidiary on the vesting date.

     The defined average closing price thresholds referred to in the first bullet point above are $17.79 for 760,974 options, $22.54 for 591,870 options and $27.88 for 489,972 options.

     Unilab has not amended the vesting provisions of any Class B options held by Unilab's consultants. Class B options held by consultants will continue to vest upon the occurrence of an exit event and Kelso's realization of a certain minimum return on its investment in Unilab. On June 29, 2001, Unilab amended the 2000 Plan to fully vest the Class A options that had been previously granted to consultants. This allows Unilab to avoid continuing variable accounting charges with respect to these stock options.

     Options granted under the 2000 Plan may be exercised by paying the subscription price in cash or check or by tendering Unilab common stock which has a fair market value equal to aggregate subscription price (provided that the option holder must have owned such tendered shares for at least six months). If not sooner exercised or terminated, all options shall expire in November of 2009.

     The 2000 Plan, as amended, also provides that shares acquired upon exercise of options will be subject to certain transferability requirements. The lapse of these restrictions will be tied to Kelso's sale of all of its shares of Unilab common stock, unless released earlier by the Board. Unilab will record non-cash compensation charges upon the vesting of Class B and Class C options.

     Termination of Options. The 2000 Plan provides that the holder of a Class A option will have 90 days after termination of employment (unless the termination is for cause) to exercise any options which are then exercisable. Options which become exercisable in connection with an exit event (whether Class A or Class B) will terminate at 12:00 midnight on the date of such event. Unilab's Board may accelerate the exercisability or delay or postpone the expiration of any outstanding option at such time and under such circumstances as the Board may determine.

     Compelled Sale. Unilab has the right to compel the holder of a non-qualified option to exercise such option in the event of a sale of all or substantially all of Unilab to a third party, whether pursuant to a sale of capital stock of our company, merger, consolidation, sale of assets or a similar transaction.

     Amendment, Termination of Plan. Unilab's Board may at any time and from time to time alter, amend, suspend, or terminate the 2000 Plan and the options in whole or in part.

     Tax Consequences. The following is a summary of certain U.S. federal income tax consequences to option holders under the 2000 Plan of the grant and exercise of options. This discussion does not address all aspects of taxation relating to the options that may be relevant to particular option holders in light of their personal investment or tax circumstances and does not discuss any state, local or foreign tax issues. This discussion is based on the Internal Revenue Code as currently in effect and on applicable regulations and judicial and administrative interpretations, all of which are subject to change possibly with retroactive effect. It is recommended that option holders consult their tax advisers before exercise of any such stock option and before disposing of any shares of common stock acquired upon the exercise thereof. Different rules may apply in the case of an option holder who is subject to Section 16 of the Securities Exchange Act of 1934.

     An option holder generally will not be taxed upon the grant of a nonqualified option. Rather, at the time of exercise of such option, the option holder will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the common stock purchased over the option price. Unilab will generally be entitled to a tax deduction at such time and in the same amount that the option holder recognizes ordinary income.

     If shares of Unilab common stock acquired upon exercise of an option are later sold or exchanged, then the difference between the amount realized on such sale and the fair market value of such common stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss (if the common stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

     According to a published ruling of the Internal Revenue Service, an option holder who pays the option price upon exercise of an option, in whole or in part, by delivering shares of common stock already owned by the holder will recognize no gain or loss for federal income tax purposes on the shares surrendered, but will otherwise be subject to tax according to the rules described above. With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant's ordinary income, and the holding period for such additional shares will commence on such date.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     On December 1, 1999, Unilab entered into a consulting agreement with David
C. Weavil, its former chief executive officer. The agreement has a term of five years and expires on November 23, 2004. Under the terms of the agreement, Mr. Weavil receives $220,000 per year and options to purchase common stock on terms that are substantially similar to those granted to management and other employees following the recapitalization of Unilab in 1999. Unilab also entered into a non-competition agreement with Mr. Weavil.

     On May 1, 1998, Unilab made a loan of $150,000, which is interest free until May 2003, and thereafter will accrue interest at a rate of 12% per annum, to Brian D. Urban, Unilab's chief financial officer. The entire amount of the loan is still outstanding.

     In November 1999, Unilab completed a merger with an entity affiliated with Kelso as part of a recapitalization transaction. As a result of that transaction, 83.7% of Unilab's common stock became owned by affiliates of Kelso. Under the terms of the recapitalization, Unilab paid to Kelso a one-time fee of $6 million upon the completion of the recapitalization, plus out of pocket expenses of approximately $130,000. In addition, under the terms of a financial services agreement entered into with Kelso, Unilab was required to do the following:

     - pay to Kelso annual financial advisory fees of $600,000;

     - reimburse Kelso for its expenses incurred in providing us with financial advisory services; and

     - indemnify Kelso and certain related parties with respect to the transactions contemplated by the recapitalization, including the financing of the recapitalization and any services to be provided by Kelso or any related party to Unilab following execution of such agreement.

     Kelso earned financial advisory fees of $300,000, $600,000 and $65,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In connection with Unilab's initial public offering in June 2001, the financial services agreement with Kelso was terminated in consideration of a one-time payment of $2.5 million. Arrangements for indemnification and reimbursement for expenses, however, survived.

     Upon completion of the recapitalization in November 1999, Unilab entered into a shareholders' agreement with Kelso and certain additional investors and members of management. The agreement was amended effective June 30, 2000. The shareholders' agreement contained various rights and restrictions, including tag-along and drag-along rights, rights of first refusal and restrictions on transfer, in connection with such parties' ownership of Unilab equity securities. Under the shareholders' agreement, management and Unilab had put and call rights, respectively, with respect to shares of stock and options held by members of management in the event of termination of employment, including in the event of death, disability or resignation. Depending on the circumstances of termination, these put and call rights were exercisable at fair market value, based on an annual appraisal of Unilab's stock, or at cost plus 6% annual interest. The shareholders' agreement terminated upon the closing of Unilab's initial public offering except for the following provisions:

     - Kelso retains demand registration rights on four separate occasions;

     - all shareholders party to the agreement maintain piggyback registration rights; and

     - all shareholders party to the agreement agree to comply with any holdback restrictions requested by an underwriter or a representative of Kelso.

                                                                         ANNEX B

                    [CREDIT SUISSE FIRST BOSTON LETTERHEAD]



                                               ROBERT J. MCMULLEN
                                               MANAGING DIRECTOR
                                               INVESTMENT BANKING

April 2, 2002

Board of Directors
Unilab Corporation
18338 Oxnard Street
Tarzana, CA 91356

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the "Company Common Stock") of Unilab Corporation (the "Company"), other than Kelso Investment Associates VI LP and its affiliates (collectively, "Kelso"), of the Offer Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of April 2, 2002 (the "Merger Agreement"), among the Company, Quest Diagnostics Incorporated (the "Acquiror") and Quest Diagnostics Newco Incorporated (the "Sub") pursuant to which Acquiror will cause the Sub to make an offer to purchase each outstanding share of Company Common Stock and the Company will be merged (the "Merger") with and into the Sub and will become a wholly owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock may be exchanged for or will be converted into the right to receive, at the election of the holder, either (i) a net amount of $26.50 in cash (the "Cash Consideration") or (ii) 0.3256 of a share of Acquiror common stock (the "Acquiror Common Stock"), par value $0.01 (the "Stock Consideration", and together with the Cash Consideration, the "Offer Consideration"), provided that such consideration shall be subject to proration as set forth in the Merger Agreement.

In arriving at our opinion, we have reviewed the Merger Agreement and certain other related agreements, as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information, including financial forecasts, provided by or discussed with the Company, and have met with the Company's and the Acquiror's management to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared those data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts that we have reviewed, we have been advised and we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have relied upon, without independent verification, the assessment of the managements of the Company and the Acquiror as to (i) the strategic benefits and potential cost savings and other synergies anticipated to result from the Merger, and (ii) their ability to integrate the businesses of the Company and the Acquiror. You also have informed us, and we have assumed, that the transaction will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Company or the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material terms, conditions or agreements therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon the information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Acquiror Common Stock when issued to the holders of Company Common Stock pursuant to the Merger Agreement or the prices at which shares of Acquiror Common Stock will trade at any time. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the Company's underlying business decision to engage in the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transaction. We will also receive a fee for rendering this opinion. In the past, we and our affiliates have provided, and in the future we may provide, financial and investment-banking services to the Company, Kelso and the Acquiror unrelated to the Merger for which we have received, and expect to receive, compensation. In addition, one of our affiliates holds an equity interest in Kelso. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Company Common Stock, other than Kelso.

Sincerely,

CREDIT SUISSE FIRST BOSTON

/s/ ROBERT J. MCMULLAN

                                                                         ANNEX C

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

April 2, 2002

The Board of Directors
Unilab Corporation
18448 Oxnard Street
Tarzana, California 91356

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Unilab Corporation ("Unilab"), other than the Principal Stockholders (as defined below), Quest Diagnostics Incorporated ("Quest") and their respective affiliates, of the Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of April 2, 2002 (the "Merger Agreement"), among Quest, Quest Diagnostics Newco Incorporated, a wholly owned subsidiary of Quest ("Merger Sub"), and Unilab. As more fully described in the Merger Agreement, (i) Quest will cause Merger Sub to commence an offer to exchange each outstanding share of the common stock, par value $0.01 per share, of Unilab ("Unilab Common Stock") for, at the election of the holder thereof and subject to certain limitations set forth in the Merger Agreement (as to which we express no opinion), either (x) $26.50 per share, net to the seller in cash (the "Cash Consideration"), or (y) 0.3256 of a share (the "Stock Consideration" and, together with the Cash Consideration, the "Consideration") of the common stock, par value $0.01 per share, of Quest ("Quest Common Stock" and, such offer, the "Offer"), or a combination thereof; provided that, the aggregate Cash Consideration will not exceed 30% of the aggregate Consideration, and (ii) subsequent to the Offer, Unilab and Merger Sub will be merged (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Unilab Common Stock not previously exchanged in the Offer will be converted into the Stock Consideration. Representatives of Unilab have advised us that certain stockholders of Unilab will execute a stockholders agreement in connection with the Transaction (such stockholders, the "Principal Stockholders").

     In arriving at our opinion, we reviewed the Merger Agreement and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of Unilab and certain senior officers and other representatives and advisors of Quest concerning the businesses, operations and prospects of Unilab and Quest. We examined certain publicly available business and financial information relating to Unilab and Quest, including publicly available financial forecasts for Quest, as well as certain financial forecasts and other information and data which were provided to or otherwise discussed with us by the management of Unilab, including certain information relating to the potential strategic implications and operational benefits anticipated to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Unilab Common Stock and current and historical market prices of Quest Common Stock; historical and projected operating data of Unilab and Quest; and the financial condition and capitalization of Unilab and Quest. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Unilab. We also evaluated the potential pro forma financial impact of the Transaction on Quest. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to publicly available financial forecasts relating to Quest reviewed by or discussed with us, we have been advised by the management of Quest that such forecasts

The Board of Directors
Unilab Corporation
April 2, 2002
Page  2

represent reasonable estimates and judgments as to the future financial performance of Quest. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Unilab that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Unilab as to the future financial performance of Unilab and the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Transaction. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals and consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Unilab or Quest or the contemplated benefits of the Transaction. We also have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of Quest Common Stock actually will be when issued in the Transaction or the prices at which Quest Common Stock will trade or otherwise be transferable at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Unilab or Quest nor have we made any physical inspection of the properties or assets of Unilab or Quest. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Unilab; however, we were advised that certain members of Unilab's management held discussions with a third party which had contacted Unilab prior to the date hereof regarding a possible business combination or similar transaction with Unilab. Our opinion does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Unilab or the effect of any other transaction in which Unilab might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

     Salomon Smith Barney Inc. has acted as financial advisor to Unilab in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We and our affiliates in the past have provided services to Unilab and certain affiliates of the Principal Stockholders unrelated to the proposed Transaction, for which services we and our affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Unilab and Quest for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Unilab, Quest and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Unilab in its evaluation of the Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should exchange shares of Unilab Common Stock pursuant to the Offer or the form of the Consideration to be elected in the Offer or as to any other actions to be taken by such stockholder in connection with the Transaction.

The Board of Directors
Unilab Corporation
April 2, 2002
Page  3

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Unilab Common Stock (other than the Principal Stockholders, Quest and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.